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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549



                                     FORM 10


                   GENERAL FORM FOR REGISTRATION OF SECURITIES


        PURSUANT TO SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934




                              MFC DEVELOPMENT CORP.
                            -------------------------
             (Exact name of registrant as specified in its charter)



           Delaware                                        13-3579974
-------------------------------                      ------------------------
(State or other jurisdiction of                      (I.R.S. Employer
 incorporation or organization)                           Identification No.)



           271 North Avenue                          New Rochelle, NY 10801
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(Address of principal executive offices)                         (Zip Code)



Registrant's telephone number, including area code  (914) 636-0188
                                                    --------------




Securities to be registered pursuant to Section 12(g) of the Act:


                     Common Stock, Par Value $.001 Per Share
                     ---------------------------------------
                                (Title of Class)

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ITEM 1. BUSINESS


Organization of the Company


       MFC DEVELOPMENT CORP. (the "Company" or "MFC") was incorporated in the State of Delaware on May 18, 1990 under the name of PSI Food Services Corp, which has been a wholly-owned subsidiary of FRM Nexus, Inc., a Delaware corporation ("FRM Corp."), since November 1993. That corporation was the food services division of FRM Corp., consisting of two subsidiaries, Wendclark, Inc. and Wendcello Corp, which operated 17 Wendy's Restaurants until the food service division was discontinued on June 20, 2000. On May 14, 1999, the outstanding capital stock of Wendclark, Inc. was sold for $975,000 in cash and on June 20, 2000 the outstanding capital stock of Wendcello Corp. was sold for $1,575,000 in cash. Gains of $96,303 and $381,112 respectively were recorded on said sales. The results of operations of both subsidiaries have been classified as discontinued operations and prior periods have been restated. The components of the discontinued operations are set forth in Note 13 to Notes to Consolidated Financial Statements of MFC herein.

       As of the close of business on August 31, 2000, FRM Corp. assigned to MFC all of its assets (except $10,000 in cash) subject to all of its liabilities as of that date in exchange for the issuance by MFC to FRM Corp. of additional shares of common stock of MFC to bring such ownership to 1,800,000 shares of common stock of MFC constituting all of the issued and outstanding stock of MFC. Said assignment included all of the issued and outstanding capital stock of each of the following corporations, which as of said date became the wholly owned subsidiaries of MFC, namely Medical Financial Corp., PSI Capital Corp., Yolo Equities Corp., Yolo Capital Corp and Highlands Pollution Control Corp. The Company also owns three Limited Liability Companies which were formed during the fiscal year ended February 29, 2000 to provide management services to medical practices namely, Nexus Garden City LLC, FRM Court Street LLC and Nexus Borough Park LLC. Because the entities are under common control, such transaction has been accounted for in a manner similar to a pooling of interests; accordingly, prior period balances have been restated to reflect this transaction. See Note 1 to Notes to Consolidated Financial Statements of MFC herein. On September 14, 2000, MFC organized FRM N.Y. Capital LLC, which is applying to the Insurance Department of the State of New York for approval as a "certified capital company". See "Capco Program" under "Description of Business" herein.

       The Board of Directors of FRM Corp has adopted resolutions to distribute on November 30, 2000 to its shareholders as of the close of business on November 1, 2000 (the "record date") one share of MFC common stock for each one share of FRM common stock. There are 1,800,000 shares of common stock of FRM Corp. presently outstanding which are also expected to be outstanding on the record date. Accordingly, on November 30, 2000 the


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shareholders of FRM Corp together will own 1,800,000 shares of both FRM Corp.
and MFC. FRM Corp will not continue to own any shares of MFC on December 1, 2000 and MFC will own no shares of FRM Corp. on December 1, 2000. The spin-off of the MFC shares has been approved by the Boards of Directors of FRM Corp. and MFC and is subject to the receipt of the written consents of a majority of the outstanding capital stock of FRM Corp. on or before October 31, 2000.

       The Spin-off Agreement provides for a closing on November 30, 2000 (the "Closing") at which FRM Corp will issue to the FRM Control Group, as defined on page 7, an aggregate of 34,200,000 shares of common stock of FRM Corp. (but not any shares of MFC) for an aggregate consideration of $3,420,000 to be paid as set forth below in this Item 1.

       FRM Corp has filed its Quarterly Report on Form 10-Q for the six months ended August 31, 2000. After the distribution of the MFC shares to its shareholders on November 30, 2000 FRM Corp. will file its 10-Q Report for the nine months ended November 30, 2000 as a corporation without any subsidiary corporations.

       This application is to register the common stock of MFC pursuant to
Section 12(g) of the Securities Exchange Act of 1934 so that it will be a reporting company. This application contains the financial information of MFC for the requisite periods including the six months ended August 31, 2000. MFC will file its next 10Q report for the nine months ended November 30, 2000 on or before the due date of January 15, 2001.

       The shares of MFC to be received by the shareholders of FRM Corp. after November 30, 2000 will not be taxable as a dividend distribution because FRM Corp. will not have accumulated earnings and profits on that date, nor will it have earnings and profits in the current fiscal year. Shareholders' basis in MFC shares will equal the market value of MFC shares distributed. Shareholders' basis in FRM Corp. shares will be reduced, though not below zero, by an amount equal to the market value of MFC shares received. In the event the market value of the MFC shares distributed exceeds the basis of a shareholders' FRM stock, the excess would be treated as capital gain in calendar year 2000. The Company will inform the shareholders of that market value by January 31, 2001.


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Description of Business

       MFC is engaged in the business of (i) developing real estate and (ii) providing financing and management services to medical practices. In September 2000, the Company organized a majority-owned Limited Liability Company to operate as a "certified capital company" pursuant to Sections 11 and 1511 of the New York State Tax Law (herein as "Capco") under the state's Capco Program 3.


       THE REAL ESTATE DEVELOPMENT DIVISION of the Company presently conducts its operations through PSI Capital Corp and Yolo Equities Corp., wholly-owned subsidiaries which own and/or control the fee interests in a variety of parcels of real estate, in which co-investors also have interests. MFC controls the development, for residential and commercial use, of this real estate which is located in New York and Connecticut. See Note 4 of Notes to Consolidated Financial Statements herein. A brief description of each parcel follows:

Goshen, New York. This property is to be developed pursuant to a subdivision plan for 165 single family homes in the Village of Goshen, in Orange County, New York, a growing suburban community 90 minutes from Manhattan. The plan was agreed upon in settlement of a lawsuit between the Company and the necessary officials of the Village of Goshen to enforce a previously approved subdivision plan for the property. Participating in the settlement was Windemere Pines at Goshen, Inc., a part of the Windemere Group of construction companies ("Windemere"), in which Jed Schutz is an officer, director and shareholder. Mr. Schutz, a shareholder of Nexus, was also a director of Nexus until May 1999. Nexus agreed with Windemere on terms that assured Nexus a specified profit on its land, which was sold during fiscal 1996 and 1997. The construction financing is to be provided by Windemere, with Nexus sharing any profits to be realized in the construction and sale of the homes. Windemere and the Company are seeking approval from the Planning Board in the Village of Goshen confirming the sub-division plan to which agreement was obtained when the lawsuit was settled.

       In February and August, 1996, MFC sold the 165 building lots to Windemere for $2,499,150 to be paid principally from construction loan funding plus an amount contingent on the amount of profit to be realized on the construction and sale of the homes to be built on the lots. The sale was accounted for using the installment method resulting in a deferral of income until the initial and continuing investment criteria is sufficient. The long term deferred income attributable to the construction loan funding and any contingent profit have not been reflected in the Company's net income. The balance of the mortgage on August 31, 2000 was $2,310,000. The interest payment required for fiscal 2000 has not been made, resulting in the suspension of accruing interest as of November 30, 1999. See Note 4 of Notes to Consolidated Financial Statements..

East Granby, Connecticut. The Company owned a partially built two-story office building located at 2 Gateway Boulevard in East Granby, Connecticut which was carried at the value of $900,000 on February 28, 1995. In the fiscal year ended February 29, 1996, the Company


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spent about $1,300,000 in developing the site and improving a portion of the building. In February 1996, the property was sold to Gateway Granby, LLC. ("Gateway"), a limited liability company of which certain members are shareholders of FRM, for $4,800,000, of which $3,781,518 has since been paid and $1,018,482, as reduced by amortization and partial prepayment on August 31, 2000, is held by the Company pursuant to a purchase money second mortgage bearing interest at the rate of 9% per annum. The gain on the sale of this property has already been recognized on the accrual method except for a reserve of $850,000 pending the release of the Company from a contingent liability for certain rental payments.

Hunter, New York. MFC controls the fee interest in various properties in Hunter, New York, in which it owns the principal co-investment interest and a mortgage. The properties consist of undeveloped acreage in an area known as Hunter Highlands, which is adjacent to the Hunter Mountain Ski Slopes in the town of Hunter, Greene County, New York. The undeveloped acreage, which MFC plans to develop, is zoned for single family residences, condominium units and a hotel site. There is already constructed on the property a water treatment plant, a clubhouse with restaurant, tennis courts and swimming pool, a small office building and two sites for condominium units. Adjoining the site are 184 condominium units owned by unrelated persons, who purchased their resort homes from prior owners of Hunter Highlands. Management believes that these properties have a fair market value at least equal to the amount carried on its balance sheet at August 31, 2000. See Note 4 of Notes to Consolidated Financial Statements.

       The Company is presently seeking approval from the Planning Board of the Town of Hunter for the construction of a 200 room hotel on the 10 acre hotel site which is contiguous to the ski slopes at Hunter Mountain. In connection therewith, the Company is proceeding to expand the capacity of the waste water treatment plant owned by Highlands Pollution Control Corp., a subsidiary of MFC. The City of New York is obligated to pay for the upgrade of the plant incorporating the latest technology in order to improve the water quality in New York City's watershed area. This expansion and upgrade is calculated to enhance the value of the Company's remaining property in Hunter, New York either for development by MFC or sale to others.

Other Properties. MFC, alone or with co-investors and joint ventures, intends to acquire other lands for development of residential, commercial and office structures, when management identifies opportunities for enhancement of shareholder values.



       THE MEDICAL DIVISION consists of three Limited Liability Companies which act as service organizations for providers of medical services and a wholly-owned subsidiary, Medical Financial Corp., which purchases medical insurance claims receivables, paying cash to the medical provider in return for a negotiated fee. For its clients, this Division delivers


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valuable management services and increased liquidity, which is normally unavailable to medical groups from traditional sources. MFC's services include an organized, efficient collection of the customers' receivables and management information systems reports of their clients' practices. This division has not been profitable due to insufficient business to cover the operating costs calculated to service the additional clients which the Company anticipated and which have been gradually added since August 31, 2000. Management believes that the division will be profitable during the Company's next fiscal year.

       THE CAPCO PROGRAM was commenced by the organization on September 14, 2000 of FRM N.Y. Capital LLC, an 80% majority owned subsidiary organized for the purpose of being approved as a "certified capital company" (herein a "Capco") pursuant to Sections 11 and 1511 of the New York State Tax Law under the Capco Program 3. The remaining 20% of the Capco is owned by Dr. Daniel Elstein, who served on the Board of Directors of FRM Corp for a two year period ending in 1998. The Capco Program provides state tax credits for calendar year 2002 for insurers investing in the Program (Certified Insurers). The Capco will use its own capital and loans from Certified Insurers to take equity interests in New York qualified companies to assist them in creating, developing and expanding their businesses thereby promoting the growth of the State's economy. By virtue of the equity interests that Capco obtains in the Qualified Businesses, or through contemporaneous agreements, it is expected that it will be a significant factor in the direction and control of the Qualified Businesses in which it invests its funds. The Capco's mission is to be a special partner for its selected companies, thereby growing the values of the qualified company, its own investment therein, the interests of the Certified Insurer(s) at the same time that the enterprise contributes to more jobs in New York State.


Marketing


       The Company's marketing in its real estate activities has been limited in the past, and for the present, to working with real estate brokerage firms in connection with the sale of properties.

       The Medical Division has heretofore marketed its services to medical groups through its own individual employees and consultants. MFC designs its own direct mail and personal recruiting campaigns. In fiscal 2000, MFC developed the websites medical financial.com and mdhelp.com where information on MFC's services may be easily obtained.

       The Capco Program will be marketed by the Managers of FRM N.Y. Capital LLC who are experienced in the venture capital field.


Competition

       The Company's presently owned real estate held for development and sale is located


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in Hunter, New York and in joint venture with Windemere in Goshen, New York. The real estate markets in those communities have improved so that the Company will be competing with other developers in the locale to market properties which it presently owns and which will be developed for sale.


       MFC competes with a wide variety of management and financial service companies, including public companies, banks, and factoring companies which provide financial and office management assistance to medical providers. The Company's services are designed to serve a niche market and in its focus on purchasing and collecting medical insurance claims of certain medical groups, the competition is limited to only a few companies of which it is aware.

       The Company competes with many other Capco organizations for approval by the New York Insurance Department for its Capco Program. The Capco Program 3 in New York State provides for the issuance of a maximum of $150 million of state tax credits for Certified Insurers. If FRM N.Y. Capital LLC is approved in New York it will be competing with larger and older Capcos for access to such credits for the calendar year 2002.


Trademarks -   None.


Employees


As of August 31, 2000 the Company had 30 employees. None of the Company's employees is represented by a union and MFC considers its relationship with its employees to be good.


Regulatory Laws


The Company is in compliance with all environmental laws relating to hazardous substances in real property. Future compliance with environmental laws is not expected to have a material effect on its business.



Continuing Business of FRM Corp.

If the Spin-Off Agreement is consummated on November 30, 2000 the FRM Control Group will own 95% of the 36,000,000 shares of issued and outstanding common stock of FRM


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Corp. That Agreement provides that said shares will be voted for the persons listed below as the Board of Directors of FRM Corp. and the election of the officers as well on November 30, 2000. The business experience of the Chairman, Chief Executive Officer and President, Chief Operating Officer of FRM Corp. for more than the last ten years has been in financial risk management including analysis and research of public companies as well as identification of companies in early stages of promising business strategies. FRM Corp's continuing business will utilize that experience but its operations will not fall within the definition of an investment company so as to require it to register under the Investment Company Act of 1940.



FRM Control Group

       MURRAY STAHL and STEVEN BREGMAN are the principal persons in the Stahl-Bregman Group which is expected to control FRM Corp after November 30, 2000 by purchasing 28,800,000 shares of common stock of FRM Corp at $.10 per share for a total consideration fixed at $2,880,000 but payable as dividends are received from Kinetics Asset Management, Inc. over a period of five years. Messrs. Stahl and Bregman have worked together at Kinetics Asset Management, Inc. which is the investment adviser to nine mutual funds, including The Internet Fund.

       MURRAY STAHL is Chairman and a co-founder of Horizon Asset Management, Inc. He is the Co-Portfolio Manager of the Small Cap Opportunities Portfolio. Prior to founding Horizon, Murray Stahl was with Bankers Trust Company for 16 years as a portfolio manager and research analyst, managing $600 million of individual trust and institutional client assets. As the senior fund manager, he directed the investments of three of the bank's Common Trust Funds, the Special Opportunity, Utility and Tangible Assets Funds. Murray Stahl also served as a member of the Equity Strategy Group as well as the Investment Strategy Group, which established asset allocation guidelines for the Private Bank. Mr. Stahl was also deeply involved in new product development. If the transaction described at pages 1-2 above is completed, it is expected that Murray Stahl will be elected Chairman and Chief Executive Officer of FRM Corp after November 30, 2000.

       STEVEN BREGMAN co-founded Horizon Asset Management, Inc. in 1994 and is currently its President. Horizon is a New York State based research and investment management firm and Mr. Bregman's primary duties include analysis of business enterprises small and large for equity investment. If the transaction described at pages 1-2 above is completed it is expected that Mr. Bregman will be elected President and Chief Operating Officer of FRM Corp. From 1987 until he started Horizon in 1994 Steven Bregman was an Investment Officer in Bankers Trust Company's Private Clients Group, where he managed in excess of $600 million of equity and fixed income assets. At that bank he was one of a five manager group responsible for managing the bank's largest individual relationships and for setting equity investment guidelines for the Private Bank. Steven Bregman served as a


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member of the Special Situations Equity Strategy Group and served in a variety of new product development projects. He has his BA degree in Economics from the City University of New York.

Of the 34,200,000 shares of common stock of FRM Corp. expected to be issued after the spin-off described at pages 1-2 above, the Stahl Bregman Group will purchase 28,800,000 shares. In addition to Messrs. Stahl and Bregman, the group includes Peter Doyle, John Meditz, Catherine Bradford, Thomas C. Ewing and Katherine Ewing, who together are the beneficial owners of 8.1% of the outstanding common stock of Kinetics Asset Management, Inc. None of the seven persons in that group are presently officers, directors or owners of as much as 5% of the outstanding common stock of FRM Corp. The remaining 5,400,000 new shares of FRM Corp are expected to be purchased by two purchasers. Lestar Partners LLC will purchase 3,600,000 shares and Lawrence Goldstein, personally will purchase 1,800,000 shares, in each case for the same consideration as the Stahl-Bregman Group, namely ten cents ($.10) per share. Lestar Partners, LLC is a New York Limited Liability Company owned by Lester Tanner, President and a director of FRM Corp and the Company, together with members of his family. Lawrence Goldstein is the Manager of Santa Monica Partners, a private fund, which owns 200,000 shares of common stock of FRM Corp.


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ITEM 2. FINANCIAL INFORMATION



                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                      OF OPERATIONS AND FINANCIAL CONDITION

All statements contained herein that are not historical facts, including but not limited to, statements regarding future operations, financial condition and liquidity, expenditures to develop real estate owned by the Company, future borrowing, capital requirements and the Company's future development plans are based on current expectations. These statements are forward looking in nature and involve a number of risks and uncertainties. Actual results may differ materially. Among the factors that could cause actual results to differ materially are the following: changes in the business of the Company's medical provider clients, changes in the real estate and financial markets, and other risk factors described in the Company's reports filed and to be filed from time to time with the Commission. The discussion and analysis below is based on the Company's Consolidated Financial Statements and related Notes thereto included herein and incorporated herein by reference. The consolidated financial statements and the discussion below include the operations of the Company's parent, FRM Corp., as if the transfer of assets had occurred at the beginning of the periods presented.


OVERVIEW

MFC generates revenues from two business segments: real estate and medical. Revenues in the real estate division vary substantially from period to period depending on when a particular transaction closes and depending on whether the closed transaction is recognized for accounting purposes as a sale or reflected as a financing or is deferred to a future period. On May 23, 2000 the Company committed to sell Wendcello Corp., the remaining subsidiary that operated in the food service division. On June 20, 2000 the Company completed the sale and received $1,575,000 in cash, resulting in a gain of approximately $381,000 that was recorded during the six months ended August 31, 2000. As a result of that sale and the sale of the Wendclark subsidiary in May 1999, the food service segment has been classified as discontinued operations and prior periods have been restated.


RESULTS OF OPERATIONS

SIX MONTHS ENDED AUGUST 31, 2000 COMPARED TO SIX MONTHS ENDED AUGUST 31, 1999

The Company's revenues from continuing operations increased by $36,000 or 4%, for the six months ended August 31, 2000 ("2000") to $1,025,000 from $989,000 for the six months ended August 31, 1999 ("1999"). The increase in the six month period was a result of an increase in the medical division, offset by decreased revenues in the real estate division.

Revenue in the real estate division decreased by $218,000 to $162,000 for the six month period. The decrease in revenue in the six month period was due to a decrease in the sales of real estate in 2000 as compared to 1999. Rental income decreased in 2000 because rent is no longer being received on the properties that were sold during the remainder of fiscal 2000. The decrease in


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interest from mortgages was attributable to a decrease in accrued interest income on the mortgage receivable from the property located in Goshen, NY. Interest is no longer being accrued on this mortgage because the annual interest payment that was due in February 2000 has not been paid.

The $253,000 net increase in revenues in the medical division for the six month period ended in 2000 was due to an increase in management fees, offset by a decrease of earned fees from the purchase of medical claims. The increase in management fees of $420,000 for the six months ended in 2000, was a result of the ownership, beginning in February 2000, of an MRI facility that provides management services to a finance client's radiology practice. Management fees were also generated, beginning in April 2000, from the management of a finance client's physical therapy practice. Two other finance client's practices were managed for a temporary period in 2000.

The increase in management fee income in 2000 was offset by a decrease of $167,000 in earned fees from the purchase of medical claims during the six month period. The decrease in earned fees for the six month period was due to a decrease in medical claims purchased in earlier periods, which resulted in a decrease in revenue recognition over the period of collections, which is usually six months. The decrease in claims purchased was due to the Company's decision to be more selective in the bill purchasing process

Costs and expenses from continuing operations increased by $514,000, or 42%, for the six months ended in 2000, to $1,726,000 as compared to $1,212,000 for the same period ended in 1999. The net increase for the six months ended in 2000 was due to increases of $620,000 in the medical division, $15,000 in corporate expenses and $15,000 in depreciation and amortization, which were offset by decreases of $136,000 in the real estate division.

The decrease in costs and expenses in the real estate division in the six month period ended in 2000 was due to decrease in the amount of properties sold in 2000, which results in a decrease in the cost of sales. Operating expenses also decreased in 2000, after a portion of the Hunter property and all of the Brookfield property were sold during the last three quarters of fiscal 2000.

The costs and expenses in the medical division for the six month period ended in 2000 was $1,251,000. This was an increase of $620,000 for the six month period. The increases in 2000 was due to (i) a $109,000 increase in medical receivable expenses in the six month period and (ii) expenses of $511,000 in the six month period that is related to the three new subsidiaries that were formed in 2000 to manage the operations of certain medical practices.

The $109,000 increase in medical receivable expenses in the six month period is attributable to additional expenses incurred that were needed to properly service the existing and projected client base. These expenses included additional (i) staff and related employment costs, in part due to reclassifying a portion of executive salaries from corporate, part due to the hiring of additional employees and part due to annual salary increases, (ii) occupancy and office costs and (iii) marketing costs. The infrastructure of the company as established, can now service a greater number of clients than currently exists. This is necessary to efficiently service expected new


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clients with properly trained employees.

The increase in corporate expenses in the six month period ended in 2000 is primarily due to cost savings in shareholder reporting expenses. The increase in depreciation and amortization is attributable to additional depreciation as a result of increased capital expenditures in the medical division.

Interest expense for the six months ended 2000 was $14,000, a decrease of $18,000 from $32,000 in 1999. The decrease was attributable to the debt that was eliminated in 1999 when a portion of the proceeds from the sale of the Wendclark subsidiary was used to repay amounts that had been borrowed to finance the purchase of medical claims receivable

Income from discontinued operations for the six month period increased $106,000, to $399,000 in 2000. The increases in 2000 were primarily due to the gain of $381,000 from the sale of the Wendcello subsidiary in the six month period. The increase was offset by the profits from that subsidiary that were included in the entire 1999 period.

For the reasons noted above, most notably, the increase in income from discontinued operations, offset by the additional costs of the medical division in relation to its increase in recognized revenue, the Company experienced a net loss for the six month period in 2000 of $314,000, compared to a profit of $30,000 in 1999 due to the loss in the medical division, offset by the increase in discontinued operations.

YEAR ENDED FEBRUARY 29, 2000 COMPARED TO YEAR ENDED FEBRUARY 28, 1999

The Company's revenues from continuing operations increased by $825,000 or 57%, for the year ended February 29, 2000 ("2000") to $2,283,000 from $1,458,000 for the year ended February 28, 1999 ("1999"). The increase was a result of increased revenues in the real estate division, offset by a decrease in the medical division.

Revenue in the real estate division increased by $834,000, to $1,250,000 in 2000. The increase in revenue was attributable to sales of real estate totaling $941,000, as compared to $41,000 in 1999. The sales in 2000 consisted of six condominium units at the Hunter, NY property for $403,000 and the two parcels of vacant land in Brookfield, CT for $538,000.

The $9,000 net decrease in revenues in the medical division in 2000 was due to a decrease in medical claims purchased in that period as compared to 1999. The decrease was due to a lesser amount of bills purchased due to the Company's decision to be more selective in the bill purchasing process. The net decrease was offset by fees in the amount of $20,000 that were generated from the ownership, beginning in February 2000, of an MRI facility that provides management services to a finance client's radiology practice.

Costs and expenses from continuing operations increased $1,366,000, or 72%, for the year ended in 2000, to $3,259,000 as compared to $1,893,000 for the year ended in 1999. The net increase for 2000 was due to increases of $818,000 in the real estate division, $478,000 in


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the medical division, $38,000 in corporate expenses and $32,000 in depreciation and amortization.

The increase of $818,000 in costs and expenses in the real estate division is attributable to cost of sales of the properties that were sold in the amount of $892,000, offset by a decrease in operating expenses of $74,000. The cost of sales of the Hunter property, which was $398,000, and the Brookfield property, which was $494,000, resulted in a total gain of $49,000. The decrease in operating expenses in 2000 was due to a greater amount of professional fees in 1999, which were incurred during the successful litigation regarding ownership rights of the Hunter property. In addition, there was a decrease in operating expenses after the Hunter and Brookfield properties were sold.

The costs and expenses in the medical division in 2000 was $1,533,000, an increase of $478,000 from 1999. The greatest component of the increase in 2000 was attributable to additional expenses incurred that were needed to properly service the existing and projected client base. These expenses included an additional $219,000 on staff and related employment costs and $40,000 on occupancy and office costs. The infrastructure of the company as established, can now service a greater number of clients than currently exists. This is necessary to efficiently service expected new clients with properly trained employees. In 2000, to provide additional services to finance clients, three new subsidiaries were formed to manage the operations of certain medical practices. These new subsidiaries, also referred to as management companies, incurred approximately $79,000 of start up costs in 2000. In addition, the reserve for bad debts was increased by $126,000 in 2000. The increase in reserves is due to three major insurance companies challenging the corporate structure of a significant client. Management has commenced additional collection procedures to mitigate the effect of this challenge. The Company may incur a bad debt loss when the portion of a medical claim collected does not exceed the advance (including the fee charged) given to the client. The Company also has other contractual rights to help minimize its risk of loss. The Company continually monitors the aging of the uncollected medical claims as it relates to its advances and establishes a reserve deemed adequate to cover potential losses.

The $38,000 increase in corporate expenses in 2000 is primarily due to additional professional fees incurred, offset by the reduction and stabilization of new costs in 1999 related to the initial registration of the Company's common stock pursuant to the Securities and Exchange Act of 1934 in 1998. The $32,000 net decrease in depreciation and amortization is attributable to the sale of the Wendclark subsidiary on May 14, 1999, offset by additional depreciation as a result of increased capital expenditures in the medical division.

Interest expense in 2000 was $42,000, a decrease of $17,000 from $59,000 in 1999. The decrease was attributable to the use of a portion of the proceeds from the sale of the Wendclark subsidiary in May 1999, to repay amounts that had been borrowed to finance the purchase of medical claims receivable.

Income from discontinued operations increased by $205,000, to $325,000 in 2000 from $120,000 in 1999. The net increase was due to (i) a $577,000 increase in revenues offset by a $544,000 increase in costs and expenses from the eight restaurants that operated in the Wendcello subsidiary, (ii) $96,000 gain on the sale of the Wendclark subsidiary and (iii) the increase in net income of $77,000 from the Wendclark subsidiary.

For the reasons noted above, most notably, the additional costs of the medical division, the Company experienced a net loss of $692,000 in 2000, which was $326,000 greater than the net loss of $366,000 in 1999.

YEAR ENDED FEBRUARY 28, 1999 COMPARED TO YEAR ENDED FEBRUARY 28, 1998

The Company's revenues from continuing operations decreased by $1,724,000, or 54%, for the year ended February 28, 1999 ("1999") to $1,458,000 from $3,182,000 for the year ended February 28, 1998 ("1998"). The decrease was a result of decreased revenues in the real estate division offset by increased revenues in medical division.

Revenues in the real estate division decreased by $1,993,000 from $2,409,000 in 1998 to $416,000 in 1999. The decrease was due to the lack of significant sales of real estate in 1999. Revenues increased in the medical division by $269,000, or 35%, in 1999 from $773,000 in 1998 to $1,042,000 in 1999. The growth in revenues was due to the increase in the medical insurance claims receivables that were purchased in the current period from existing and new customers.

Costs and expenses from continuing operations increased $33,000 or 2%, in 1999 to $1,893,000 from $1,860,000 in 1998. The net increase in 1999 was due to increases of $229,000 in the medical division and $231,000 in corporate expenses, which were offset by decreases in the real estate division of $384,000 and $43,000 in depreciation and amortization.

The decrease in the costs and expenses of the real estate division is attributable to the elimination of operating costs on the Granby property on which the sale was recognized in the fourth quarter of fiscal 1998 and the lack of costs on the sales of property in 1999. The 28% increase in costs and expenses in the medical division in 1999 as compared to 1998 was due to additional expenditures on staff and systems as a result of the 35% increase in volume in 1999. The increase in corporate expenses from $183,000 in 1998 to $414,000 in 1999 is primarily due to the additional costs related to the initial registration of the Company's common stock pursuant to the Securities and Exchange Act of 1934 in the fourth quarter of fiscal 1998. The decrease in depreciation and amortization is attributable to the elimination of depreciation on the Granby property, the sale of which was realized in the fourth quarter of fiscal 1998.

Interest expense decreased by $183,000 from $242,000 in 1998 to $59,000 in 1999. The decrease, all of which was in the real estate division, is attributable to the elimination of the use of the financing method of accounting for the Granby property, which was offset by additional borrowings, the proceeds of which were loaned to the medical financial division. The medical division incurred $150,000 of interest expense, which was paid to the real estate division on inter-division debt that was used to finance the increase in the purchase of medical claims receivable. All inter-division interest and the related debt have been eliminated on the consolidated financial statements.

The provision for income taxes decreased by $107,000 from $113,000 in 1998 to $6,000 in 1999. The greater provision for taxes in 1998 was a result of the recognition of gain on the Granby property during that year.

Income from discontinued operations decreased by $198,000, to $120,000 in 1999 from $318,000 in 1998. The net decrease was due to a decrease in net income from these subsidiaries of $294,000, offset by the $96,000 gain on the sale of the Wendclark subsidiary in 1999. The decrease in net income in 1999 was attributable to decreased sales in certain restaurants, higher labor costs and start-up costs incurred as a result of the opening of a new restaurant.

For the reasons noted above, most notably being the lack of real estate sales, the Company sustained a net loss in the amount of $367,000 for the year ended February 28, 1999 as compared with net income of $1,408,000 for the year ended February 28, 1998.

LIQUIDITY AND CAPITAL RESOURCES

The Company's two continuing business activities during the six months ended August 31, 2000 resulted in an increase of cash in the amount of $117,000.The Company's two continuing business activities during the year ended February 29, 2000 resulted in an increase of cash in the amount of $338,000, to $581,000 in 2000 from $243,000 in 1999. The Company expects growth of its medical division to increase which will result in the use of cash. The funds for those needs are expected to be provided from the remainder of the $1,575,000 in proceeds (less repayments of $420,000 of related party debt) that were received from the sale of Wendcello Corp., the remaining subsidiary in the now discontinued food service division, which occurred in June 2000. The loss of the cash flow that was provided from the food service division should eventually be replaced by the anticipated profits that will be generated from the use of the sale proceeds to purchase additional medical insurance claims receivable. As a result of the sale of Wendcello, $125,000 of current debt was eliminated, improving the Company's working capital and debt-equity ratio. Additional funds may be provided for from financing activities such as additional asset-based borrowing facilities on the Company's mortgages and accounts receivable and the sale of real estate assets.

The real estate division is not expected to be a significant user of cash flow from operations. The Company's real estate assets in Hunter, NY are owned free and clear of mortgages. Further development of this property, at any significant cost, is expected to be funded by the sale of property in Hunter or asset-based financing. The mortgage receivable on the Goshen, NY property does not call for principal payments until February 28, 2002, however, interest payments in the amount of $30,000 are due annually. The annual payment that was due on February 29, 2000 has not been paid, which resulted in the suspension of interest being accrued.

The Company believes that its present cash resources and the cash available from financing activities will be sufficient on a short-term basis and over the next 12 months to fund continued expansion of its medical financing business, its company-wide working capital needs and expected investments in property and equipment. The Company intends to pace its growth in the medical division to its capacity to provide the funds internally and from its financing activities.

Cash used by operations during the six months ended August 31, 2000 was $74,000, as compared to $127,000 being provided in the same period in 1999. The $201,000 increase in 2000 was due to a net loss for the six months ended in 2000 of $314,000 as compared to a net profit of $30,000 in 1999, a decrease in the sale of real estate, which resulted in a decrease in collections of $130,000, offset by fluctuations in operating assets and liabilities primarily caused by timing differences.

Cash provided by operations for the year ended in 2000 was $184,000, as compared to $592,000 being used in 1999. The $776,000 increase in 2000 was due to $845,000 of proceeds from the sale of real estate, offset by a $325,000 increase in the net loss for the year and fluctuations in operating assets and liabilities primarily caused by timing differences.

Cash provided by investing activities was $236,000 in for the six months ended in 2000 as compared with $1,024,000 being provided in 1999. The net decrease of $788,000 was primarily due to the increase in medical insurance claims receivable (net of amounts due to finance customers for payments of residual collections) by $851,000 in 2000, compared to a $351,000 decrease in 1999. The increase in 2000 was attributable to a greater amount of bills purchased, beginning during the month of May from new clients. The use of cash by the medical division was offset by an increase of $448,000 from discontinued operations, resulting from the sale of the Wendcello subsidiary in June 2000.

Cash provided by investing activities was $1,013,000 for the year ended in 2000 as compared with $656,000 being used in 1999. The net increase of $1,669,000 was primarily due to the $975,000 proceeds from the sale of the Wendclark subsidiary and a decrease of $67,000 from discontinued operations in 2000, compared to an increase of $114,000 in 1999. In the medical division, a decrease of medical insurance claims receivable (net of amounts due to finance customers for payments of residual collections) by $316,000 in 2000, compared to a $726,000 increase in 1999. The decrease in the medical claims receivable was attributable to a lesser amount of bills purchased due to the Company's decision to be more selective in the bill purchasing process and an increase in collection effectiveness as a result of the additional costs and expenses in the medical division. Loans receivable in the medical division increased by $98,000 in 2000 compared to no change in 1999.

Net cash used by financing activities was $46,000 for the six months ended in 2000 as compared with $850,000 being used in 1999. The $804,000 decrease in 2000 was primarily due to the repayment of the related party credit line in the amount of $775,000 and other related party debt of $147,000 in 1999, offset by the use of $28,000 used to purchase and acquire treasury stock in 2000.

Net cash used in financing activities was $859,000 in 2000 as compared with $401,000 being provided in 1999. The $1,260,000 decrease in 2000 was primarily due to the borrowing in 1999 and repayment in 2000 of the related party credit line.

                     MFC Development Corp. and Subsidiaries
                      Selected Consolidated Financial Data

                                                     Six Months Ended                          Fiscal Year Ended
                                               ----------------------------      ----------------------------------------------
                                                August 31,       August 31,      February 29,     February 28,     February 28,
                                                   2000             1999            2000             1999             1998
                                               -----------      -----------      -----------      -----------      ------------
                                                        (Unaudited)
Income Statement Data:

Total Revenue                                  $ 1,025,259      $   989,296      $ 2,283,267      $ 1,457,690      $ 3,182,249
Costs and expenses                               1,725,801        1,212,450        3,258,798        1,893,223        1,859,984
                                               -----------      -----------      -----------      -----------      -----------

(Loss) income from operations                     (700,542)        (223,154)        (975,531)        (435,533)       1,322,265
Interest (expense) net of interest income           (2,189)         (29,318)         (27,636)         (44,874)        (210,779)
                                               -----------      -----------      -----------      -----------      -----------

(Loss) income from continuing
  operations before provision for
  income taxes and extraordinary item             (702,731)        (252,472)      (1,003,167)        (480,407)       1,111,486
Provision for income taxes                          10,202           10,298           14,328            5,676          112,937
                                               -----------      -----------      -----------      -----------      -----------

(Loss) income from continuing operations          (712,933)        (262,770)      (1,017,495)        (486,083)         998,549
Income from discontinued operations, net
  of taxes (including gain on sale of sub-
  sidiary of $381,152 in 2000 and $96,303
  in 1999                                          399,028          292,523          325,215          119,514          317,868
                                               -----------      -----------      -----------      -----------      -----------

(Loss) income before extraordinary items          (313,905)          29,753         (692,280)        (366,569)       1,316,417
Extraordinary income net of taxes                        -                -                -                -           91,674
                                               -----------      -----------      -----------      -----------      -----------

Net (loss) income                              $  (313,905)     $    29,753      $  (692,280)     $  (366,569)     $ 1,408,091
                                               ===========      ===========      ===========      ===========      ===========

(Loss) earnings per common share:

(Loss) income from continuing operations       $     (0.39)     $     (0.14)     $     (0.56)     $     (0.27)     $      0.55
 Income from discontinued operations                  0.22             0.16             0.18             0.07             0.17
                                               -----------      -----------      -----------      -----------      -----------
(Loss) income before extraordinary items             (0.17)            0.02            (0.38)           (0.20)            0.72
 Extraordinary income net of taxes                       -                -                -                -             0.05
                                               -----------      -----------      -----------      -----------      -----------
Basic and diluted earnings
   (Loss) income per common share              $     (0.17)     $      0.02      $     (0.38)     $     (0.20)     $      0.77
                                               ===========      ===========      ===========      ===========      ===========

Number of shares used in computation of
  of basic and diluted earnings per share        1,814,404        1,816,462        1,816,462        1,816,462        1,816,462
                                               ===========      ===========      ===========      ===========      ===========

                                                    Fiscal Year Ended
                                               ------------------------------
                                                February 28,     February 29,
                                                   1997             1996
                                                -----------      ------------

Income Statement Data:

Total Revenue                                   $ 1,036,149      $   546,359
Costs and expenses                                2,252,700          711,202
                                                -----------      -----------

(Loss) income from operations                    (1,216,551)        (164,843)
Interest (expense) net of interest income          (129,463)          25,644
                                                -----------      -----------

(Loss) income from continuing
  operations before provision for
  income taxes and extraordinary item            (1,346,014)        (139,199)
Provision for income taxes                          (16,161)          33,189
                                                -----------      -----------

(Loss) income from continuing operations         (1,329,853)        (172,388)
Income from discontinued operations, net
  of taxes (including gain on sale of sub-
  sidiary of $381,152 in 2000 and $96,303
  in 1999                                            70,844          (54,584)
                                                -----------      -----------

(Loss) income before extraordinary items         (1,259,009)        (226,972)
Extraordinary income net of taxes                         -                -
                                                -----------      -----------

Net (loss) income                               $(1,259,009)     $  (226,972)
                                                ===========      ===========

(Loss) earnings per common share:

(Loss) income from continuing operations        $     (0.73)     $     (0.09)
 Income from discontinued operations                   0.04            (0.03)
                                                -----------      -----------
(Loss) income before extraordinary items              (0.69)           (0.12)
 Extraordinary income net of taxes                        -                -
                                                -----------      -----------
Basic and diluted earnings
   (Loss) income per common share               $     (0.69)     $     (0.12)
                                                ===========      ===========

Number of shares used in computation of
  of basic and diluted earnings per share         1,816,462        1,816,462
                                                ===========      ===========


                                         As of                                               As of
                              ---------------------------   -----------------------------------------------------------------------
                               August 31,     August 31,    February 29,   February 28,   February 28,   February 28,   February 29,
                                  2000           1999           2000           1999           1998           1997          1996
                              ------------   ------------   ------------   ------------   ------------   ------------   -----------
                                     (Unaudited)
Balance Sheet Data:

Working Capital               $  2,331,079   $  1,649,448   $  1,531,120   $  1,471,640   $  1,645,273   $  1,591,581   $  (359,404)
                              ============   ============   ============   ============   ============   ============   ===========

Total Assets                  $  9,074,132   $  9,397,290   $  8,862,939   $ 10,496,114   $  9,933,838   $ 10,524,057   $ 7,985,191
                              ============   ============   ============   ============   ============   ============   ===========

Long-term debt                $     86,974   $     35,133   $     24,655   $    799,480   $    385,177   $  3,036,466   $   100,000
                              ============   ============   ============   ============   ============   ============   ===========

Common Shareholders' equity   $  4,265,653   $  5,313,329   $  4,607,893   $  5,229,076   $  5,582,874   $  4,336,985   $ 5,606,310
                              ============   ============   ============   ============   ============   ============   ===========

Book value per share          $       2.35   $       2.93   $       2.54   $       2.88   $       3.07   $       2.39   $      3.09
                              ============   ============   ============   ============   ============   ============   ===========

Common shares outstanding        1,814,404      1,816,462      1,816,462      1,816,462      1,816,462      1,816,462     1,816,462
                              ============   ============   ============   ============   ============   ============   ===========


(a) Common shares outstanding for all periods have been restated to give effect to a stock dividend declared on May 14, 1998.
(b) During fiscal year ended February 29, 2000, the Company disposed of its interest in Wendclark Corp.
(c) During the nine months ended August 31, 2000, the Company disposed of its interest in Wendcello Corp.

ITEM 2 (CONTINUED) QUANTITIVE AND

QUALITATIVE DISCLOSURES OF MARKET RISK

       The Company's market risk arises principally from the interest rate risk related to its receivables. Interest rate risk is a consequence of having fixed interest rate receivables. The Company is exposed to interest rate risk arising from changes in the level of interest rates. It is anticipated that the fair market value of debt with a fixed interest rate will increase as interest rates fall and the fair market value will decrease as interest rates rise.


ITEM 3. PROPERTIES

       In addition to the real property held for development and sale as set forth in Item 1 above, MFC lease its offices in New Rochelle, New York, under a lease expiring on February 28, 2007. All of the space leased by The Company is leased from an unaffiliated third party.

       MFC leases a medical office under two separate leases in Brooklyn, NY, where it provides management services for a medical practice that is also a finance client. These leases expire March 31, 2001 and October 31, 2002.

       MFC leases an MRI facility in Garden City South, NY, where it provides MRI and management services for a radiology practice that is also a finance client. This lease expires February 28, 2005, with a five year renewal option.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


       The table below is as of September 25, 2000 and shows the beneficial ownership of the Company's Common Shares by (i) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding Common Shares (the Company's only class of voting securities), (ii) each executive officer and director and (iii) all executive officers and directors of the Company as a group.

                                                           Number of
                                                         Common Shares
                                                          Beneficially      Percent of
                                                             Owned             Class
                                                             -----             -----
Seth Grossman (a) (b)                                       169,156             9.4%
Victor Brodsky (b)                                           22,400             1.2%
Deborah Knowlton (b)                                            150             0.0%
Allan Kornfeld (c)                                              550             0.0%
David Michael (c)                                            10,000             0.6%
Anders Sterner (c)                                            3,400             0.2%
Lester Tanner (d)                                           345,790            19.2%
Jed Schutz (c)                                              152,656             8.7%
Santa Monica Partners (c)                                   200,000            11.1%

All executive officers and directors (7 persons)            551,446            30.6%

(a) Includes all shares owned by Seymour Grossman Pension Trust of which Seth Grossman is sole Trustee for the benefit of himself and his sister, Joy Testa Grossman, whose shares are included above.

(b) The addresses of Seth Grossman, Victor Brodsky, and Deborah Knowlton are 271 North Avenue, Suite 520, New Rochelle, N.Y. 10801.

(c) Allan Kornfeld has an option to purchase 1,500 shares of common stock at $1.625 per share expiring on July 20, 2004 and 1,500 shares at $1.75 per share expiring on July 20, 2005. His address is 5 Patterson Place, Newtown Square, PA 19073. The address of David Michael is 7 Penn Plaza, New York, N.Y. 10001. The address of Anders Sterner is 195 Adams Street, Brooklyn, N.Y. 11201. The address of Jed Schutz is 24 Borden Lane, East Hampton, N.Y. 11937. The address of Santa Monica Partners is 1865 Palmer Avenue, Larchmont, N.Y. 10538.

(d) Includes (i) shares owned by Tanner Gilbert P.C. Retirement Plan Trust, of which Mr. Tanner is the sole Trustee and beneficiary of the shares in his segregated account, (ii) the shares owned by Northwest Management Corp, of which Mr. Tanner is the President with the power to vote its shares which are owned by his two adult children, Jonathan Tanner and Shari Tanner Stack and (iii) the shares owned by his wife, Dr. Anne-Renee Testa, the mother of Seth Grossman. Mr. Tanner's address is 99 Park Avenue, New York, NY 10016

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.


DIRECTORS

The directors of the Company are the following five persons:


SETH GROSSMAN
Age:                        32

Director Since:             January 1994

Principal Occupation:       Chairman and CEO of Panacea Medical Services

Recent Business
       Experience:          Mr. Grossman was the President and CEO of MFC from
                            January 1, 1998 to August 1, 2000. He is a director of M & A London, LLC, of New York, NY, which provides corporate development services to mid-range public and private companies. In 1991, Mr. Grossman founded a transportation company, which he sold in 1994.


ALLAN KORNFELD
Age:                        63

Director Since:             November 1996

Principal Occupation:       Independent consultant on financial matters

Recent Business
       Experience:          Mr. Kornfeld is a certified public accountant and
                            attorney. He was an accountant and audit partner at Ernst & Young from 1960-1975, a comptroller, Vice
                            President and Senior Vice President of Ametek, Inc.
                            (NYSE) from 1975-1986 and then Chief Financial
                            Officer and Executive Vice President of Ametek from
                            1986-1994. Mr. Kornfeld is a director of M & A
                            London, LLC and has been Chairman of the Board of MFC since March 1, 1998.

DAVID MICHAEL
Age:                        63

Director Since:             May 23, 2000

Principal Occupation:       President of David Michael & Co., P.C., Certified
                            Public Accountants

Recent Business
       Experience:          Mr. Michael has been a certified public accountant
                            practicing as a partner in independent public accounting firms for more than 25 years and as the President of David Michael & Co., P.C. since 1983.
                            He is a director of the Del Global Technologies Corp
                            (NASDAQ: DGTC) since 1986.

ANDERS STERNER
Age:                        57

Director Since:             May 23, 2000

Principal Occupation:       President of Of-Counsel Systems, consultants in
                            computer applications

Recent Business
       Experience:          Mr. Sterner has his Bachelor's and Law degrees from
                            Yale University. He was admitted to the bar in 1970 and practiced as an associate with two Wall Street law firms. In 1976 he was a founding partner at the law firm of Tanner Propp Fersko & Sterner from which he retired in 1992 to form Of-Counsel Systems, which is engaged in computer applications in the legal field.

LESTER TANNER
Age:                        77

Director Since:             May 21, 1999

Principal Occupation:       President of MFC since August 1, 2000 and a partner
                            at Tanner Propp, LLP, a law firm in New York, N.Y.
Recent Business
       Experience:          Mr. Tanner has practiced law as a partner in his law
                            firm for more than 30 years with a concentration in corporate, real estate and financial matters.

OFFICERS


The executive officers of the Company are:

       Chairman of the Board.............................Allan Kornfeld
       President and CEO.................................Lester Tanner
       Vice President and CFO............................Victor Brodsky
       Secretary, Treasurer..............................Deborah Knowlton

MEETINGS AND COMMITTEES


       Since the last annual meeting of shareholders on July 20, 2000, the Board of Directors held two meetings. The Board of Directors has a standing Executive Committee, Audit Committee and Compensation Committee.

       The Executive Committee exercises the authority of the Board of Directors in the management of the business of the Company at such times as the full Board of Directors is unavailable. The Executive Committee, which met twice in 2000 currently consists of Messrs. Tanner (Chair), Kornfeld and Sterner.

       The functions of the Audit Committee are to recommend to the Board of Directors' independent public accountants to audit the Company's books and records, to consult with these accountants concerning the scope of their audit, to analyze their reports and recommendations and to review internal audit procedures and controls. The Audit Committee met twice in 2000 and currently consists of Messrs. Kornfeld (Chair), Michael and Sterner.

       The Compensation Committee reviews the compensation, benefits and stock options for the Company's executive and key personnel and makes recommendations to the Board of Directors. The Compensation Committee, which met twice in 2000, currently consists of Messrs. Michael (Chair), Kornfeld and Grossman.

       The five directors in office, since May 23, 2000 when David Michael and Anders Sterner were elected, attended all meetings of the Board and Committees of the Board on which they served.

ITEM 6. EXECUTIVE COMPENSATION


       The table below shows for the three Fiscal Years ended February 29, 2000, and February 28, 1999, and 1998, compensation paid by MFC, including salaries, bonuses and certain other compensation, to the following executive officers of the Company in those periods:

Name and Principal Position
---------------------------
                           Fiscal Year      Salary         Bonus             Other Annual
                           Ended 2/28         $              $             Compensation (a)
                           -----------    ---------      ---------         ----------------

Seth Grossman,                2000         117,500         -                    $10,000
  President and CEO           1999         110,000         -                     10,000
                              1998          36,000         -                          -

Victor Brodsky                2000         107,500         20,000                10,000
  Vice President and CFO      1999          79,577         20,000                 8,846
                              1998

Kenneth Fuld                  2000          60,800         -                      6,600
  President, Medical          1999         100,000         -                     10,000
  Financial Corp.             1998         100,000         -                          -

----------

       (a) The amounts in this column represent automobile allowances and certain unaccountable and reasonable expense allowances.



EMPLOYMENT AGREEMENTS

       The Company has no present employment agreements with any officer but intends to consider the following compensation policy for the current fiscal year for them and other key employees.

COMPENSATION POLICY

       The Company's compensation package for Lester Tanner and Victor Brodsky and other key employees are expected to consist of three elements: (1) base salary, (2) annual bonus compensation and (3) long-term incentive in the form of stock options.

       Each element of compensation has a different purpose. Salary and bonus payments are discretionary with the Board of Directors and are designed to reward current and past performance. Stock options are designed to provide strong incentive for superior long-term performance and are directly linked to shareholders' interests because the value of the awards will increase or decrease based upon the future price of the Common Shares.

       Base compensation of each executive officer is determined by the Board of Directors consistent with the executive's office, period of incumbency and level of responsibility. For Fiscal 2001, the fiscal year ending February 28, 2001, the Board has fixed the base annual compensation for Mr. Brodsky at $122,500 and for Mr. Tanner (7 months) at $84,000 plus an automobile allowance of $10,000 for each of them and indicated that the Board will consider an appropriate bonus, if any, based on the factors indicated below.

       The Company's executive compensation policy emphasizes performance-based compensation. Accordingly, a significant percentage of annual compensation may consist of bonus compensation. This ensures that compensation paid to an executive reflects the individual's specific contributions to the success of the Company. Bonus compensation is determined on the basis of the directors' subjective assessment of an executive's performance, the Company's performance and each individual's contribution thereto. Bonus compensation is not based on any specific formula.

       The Company plans to adopt a Stock Option Plan, if and when its shares of common stock are listed on NASDAQ, designed to retain the services of persons now holding key positions and to secure the services of persons capable of filling such positions. This would include key management personnel as well as the executive officers. From time to time, stock options may be awarded which, under the terms of the Stock Option Plan, will permit the employee to purchase Common Shares at not less than the fair market value of the Common Shares on the date of grant. The extent to which the employee realizes any gain is, therefore, directly related to increases in the price of the Common Shares and hence, shareholder value, during the period of the option. Options granted to employees will become exercisable at the rate of 20% per year, commencing one year after the date of grant. The amount of stock options awarded to an employee is not based on any specific formula, but rather on a subjective assessment of the executive's performance and the Company's performance by the Board of Directors.

       The Company believes that, as it grows, its compensation program will enable it to attract, motivate and retain senior management by providing a competitive total compensation opportunity based on performance.


COMPENSATION OF DIRECTORS

       Directors who are also employees of the Company (at present, only Mr. Tanner is an employee) will receive no remuneration for services as a member of the Board or any committee of the Board. Each director who is not an employee receives $500 for each meeting of the Board and each meeting of a Committee of the Board that he attends except that the Chairman of the Board, who was Allan Kornfeld since March 1, 1998, received $10,000 per annum (increased to $12,500 per annum as of June 1, 2000) as a director in addition to other compensation. In addition, each non-employee director, who does not own as much as 5% of the Company's stock, is automatically granted a five year option to purchase 1,500 shares of common stock on the date on which the annual meeting of the Company's shareholders is held each year if he or she is re-elected at that meeting, beginning in 1999. The purchase price of the common stock covered by such options is the mean between the high bid and low asked price at the close of trading on the date of grant. As yet no options have been granted to any employee or director other than Allan Kornfeld who received options for 1,500 shares each at $1.625 per share expiring July 20, 2004 and 1,500 shares at $1.75 each expiring July 20, 2005.



INDEMNIFICATION


       The Company maintains an indemnification insurance policy covering all directors and officers of the Company and its named subsidiaries. No claims have been made and no payments were received under the Company's indemnification insurance.



ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

       Lester Tanner, a director and President of the Company, is President of Northwest Management Corp. with power to vote its shares which are owned by his two adult children, and that corporation had given the Company a $785,000 secured line of credit pursuant to which the Company could borrow at an interest rate of 12% per annum on a self amortizing basis to October 2003, prepayable by the Company at any time. At February 29, 2000 there were no amounts outstanding on the line of credit. At February 28, 1999, $781,483 was outstanding on the line of credit. Interest expense was $51,748 and $19,723 for the years ended February 28, 1999 and 2000, respectively. In June 2000 the line of credit was terminated after the then outstanding balance of $200,000 was paid.

       Northwest Management Corp. has indemnified the Company for any liability the Company may have in the period from September 1, 2002 to February 28, 2006 under a lease made by the Company with the landlord for the office space in East Granby, Connecticut which is presently vacant and being offered for rental under a lease for seven years. The landlord has released the Company from any liability through August 31, 2002. Northwest Management Corp has the risk and benefit of obtaining a new tenant and, with the landlord, is seeking to rent the office space for a term ending on or after February 28, 2006, in which event the Company's liability to the landlord would be terminated, as well as Northwest Management Corp's indemnification agreement.

       In February 1999, a related partnership, whose partners are Seth Grossman and Lester Tanner, directors, of the Company, committed to loan until March 15, 2001 an investment portfolio then valued at $300,000 to the Medical Financial Corp. subsidiary. This investment portfolio was held in escrow and was used as collateral for the purpose of obtaining margin loans. All risks and rewards of the investment portfolio passed to the related party. Medical Financial Corp. could borrow up to the maximum margin of the investment portfolio balance. Between March 1, 1999 and August 31, 1999 the Company used margin loans totaling $120,000. No margin loans were outstanding between September 1, 1999 and April 30, 2000. The margin loans bear interest at a variable rate based on market condition set at the discretion of the investment brokerage. A fee is payable monthly to the related party at the rate of 5% per annum on the value of the investment escrow account. No fees or interest were paid for the year ended February 28, 1999. A total of $15,431 of fees and interest were paid for the year ended February 29, 2000. The margin loan of $170,000 was fully repaid on June 21, 2000 and the facility was terminated on June 30, 2000

       During the year ended February 28, 1999, the Company borrowed at various times a total of $60,000 from Seth Grossman and Kenneth Fuld, directors of the Company. These loans were payable on demand and carried interest at the rate of 12% per annum. $25,000 was repaid on these loans in March 1999 and $35,000 was repaid in June 1999. Interest expense on these loans for the years ended February 28, 1999 and 2000 were $1,202 and $1,029 respectively. The Company borrowed $50,000 from Seth Grossman in June 2000 which was repaid in the same month with interest of $263.


       It is management's opinion that these transactions would have been at the same terms had Lester Tanner, Seth Grossman and Kenneth Fuld not been directors of Nexus at the time they took place.

ITEM 8. LEGAL PROCEEDINGS

None.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.


       MFC is unaware of any significant transfers of its common stock, sales or trading since the Board of Directors of FRM Corp. approved the distribution to the shareholders. The Company does not know of anyone making a market for its common stock. After this application has been reviewed by the SEC, the Company plans to send this Form 10 to its shareholders and to seek market makers, preliminary to its application to list the common stock for trading on the NASDAQ Bulletin.

       The Company has never paid dividends on the common stock and there is no present intention to do so in the foreseeable future.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

None.


ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED


       The authorized capital stock of the Company consists of 42,000,000 shares, of which, 40,000,000 are shares of common stock, $.001 par value and 2,000,000 shares are preferred stock, $.001 par value. No preferred stock is outstanding and no preferred shares have been authorized for issuance. The common stock are the securities to be registered. There are issued and outstanding 1,800,000 shares of common stock to be released to shareholders in connection with the distribution described in Item 1.

       The Company believes that it will meet the requirements for listing the common stock on NASDAQ Bulletin Board but there is no assurance that this will occur.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       Article VII of the Company's By-Laws provides indemnification by the Company for its directors, officers, employees, agents and other persons who may be indemnified pursuant to the provisions of Section 145 of the General Corporation Law of the State of Delaware (the "Indemnitee").

       MFC shall, and is obligated to, indemnify and advance the expenses of the Indemnitee in every situation where it is obligated to do so pursuant to the aforesaid statutory provisions provided MFC had made the determination that the Indemnitee has acted in good faith and in a manner such Indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and, in the case of any criminal action or proceeding, had not reasonable cause to believe that such Indemnitee's conduct was unlawful.

       See the text of Article VII in the By-laws filed as an Exhibit herein.


ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

       All financial statements required by Regulation S-X and the supplementary financial information required by Item 302 of Regulation S-K has been furnished by the Company's independent accountants and is included in the financial statements listed in Item 15 and filed as part of this registration statement.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.



       MFC has had the same independent accountants since February 28, 1998 and there have been no disagreements with them on accounting or financial matters.



ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS


       (a)    Financial Statements

              The response to this portion of Item 15 is submitted as a separate "Index to Financial Statements and Schedules" which precedes the Independent Auditor's Report herein.



       (b)    Exhibits: The following exhibits are being filed herewith.


Exhibit
Number     Description
-------    ---------------------------------------------------------------------
  3.01     Amended Certificate of Incorporation of the Company.
  3.03     Amended By-Laws of the Company.
  5.01     Opinion of Tanner Propp, LLP

                                   SIGNATURES

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly cause this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          MFC DEVELOPMENT CORP.
                                          (Registrant)


                                          By /s/ Lester Tanner
                                             -----------------------------
September 29, 2000                          Lester Tanner, President

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)

                   Index to Consolidated Financial Statements
                 and Consolidated Financial Statement Schedules




This Index.........................................................................................    F- 1
Report of Independent Auditors.....................................................................    F- 2
Consolidated Balance Sheets--as of August 31,2000 (unaudited),
   February 29, 2000 and February 28, 1999.........................................................    F- 3
Consolidated Statements of Operations--
   Six months ended August 31, 2000 and 1999 (unaudited),
   Years Ended February 29, 2000, February 28, 1999 and 1998.......................................    F- 5
Consolidated Statements of Stockholders' Equity--
   Six months ended August 31, 2000 (unaudited),
   Years Ended February 29, 2000, February 28,1999 and 1998........................................    F- 6
Consolidated Statements of Cash Flows--
   Six months ended August 31, 2000 and 1999 (unaudited),
   Years Ended February 29, 2000, February 28, 1999 and 1998.......................................    F- 7

Notes to Consolidated Financial Statements.........................................................    F- 9

Consolidated Financial Statement Schedules:
   II--Valuation and Qualifying Accounts...........................................................    F-31
   III--Real Estate and Accumulated Depreciation...................................................    F-32
   IV--Mortgage Loans on Real Estate...............................................................    F-33



The data required by all other schedules is either included in the financial statements or is not required.

                         Report of Independent Auditors

The Board of Directors and Shareholders
MFC Development Corp., Inc. and Subsidiaries
(A Subsidiary of FRM Nexus, Inc.)

We have audited the accompanying consolidated balance sheets of MFC Development Corp., Inc. and its subsidiaries (A Subsidiary of FRM Nexus, Inc.) as of February 29, 2000 and February 28, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the three years ended February 29, 2000. Our audits also included the consolidated financial statement schedules listed in the Index at Item 15 (a) for the three years ended February 29, 2000. These financial statements and consolidated financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and consolidated financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MFC Development Corp., Inc. and its subsidiaries (A Subsidiary of FRM Nexus, Inc.) at February 29, 2000 and February 28, 1999, and the consolidated results of their operations and their cash flows for the three years ended February 29, 2000 in conformity with accounting principles generally accepted in the Untied States. Also, in our opinion, the related consolidated financial statement schedules for the three years ended February 29, 2000, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.



                                                 /s/  ERNST & YOUNG LLP

New York, New York
May 8, 2000, except for
Note 1, as to which the date is
September 25, 2000

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                           Consolidated Balance Sheets



                                                               AUGUST 31,            FEBRUARY 29,        FEBRUARY 28,
                                                                  2000                   2000                1999
                                                           --------------------   ----------------------------------------
                                                               (UNAUDITED)
ASSETS
Current assets:
  Cash & cash equivalents                                          $   697,967            $   581,408        $    243,012
  Mortgage and notes receivable - current                               27,818                 26,597              24,317
  Finance receivables, net                                           3,668,340              2,479,999           2,980,159
  Other current assets                                                  88,946                103,994             122,197
                                                           --------------------   ----------------------------------------
Total current assets                                                 4,483,071              3,191,998           3,369,685
                                                           --------------------   ----------------------------------------

Property and equipment:
  Property and equipment, at cost                                      526,341                348,575             212,109
  Less accumulated depreciation and amortization                       157,750                115,794              54,068
                                                           --------------------   ----------------------------------------
                                                                       368,591                232,781             158,041
                                                           --------------------   ----------------------------------------

Other assets:
  Real estate held for development and sale                            476,732                510,880           1,282,443
  Mortgage and notes receivable                                      3,222,646              3,236,866           3,192,367
  Accrued interest receivable - related party mortgage                 321,150                321,150             217,200
  Loans receivable                                                     137,751                 98,381                   -
  Other                                                                 64,191                 95,991             193,435
  Net assets of discontinued operations                                      -              1,174,892           2,082,943
                                                           --------------------   ----------------------------------------
Total other assets                                                   4,222,470              5,438,160           6,968,388
                                                           --------------------   ----------------------------------------

Total assets                                                       $ 9,074,132            $ 8,862,939        $ 10,496,114
                                                           ====================   ========================================




See accompanying notes.

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                     Consolidated Balance Sheets (continued)


                                                                        AUGUST 31,           FEBRUARY 29,        FEBRUARY 28,
                                                                          2000                   2000                1999
                                                                   --------------------   ---------------------------------------
                                                                       (UNAUDITED)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses                                   $    180,843           $    213,683       $    263,365
  Current portion of notes payable, including $85,972
    in 1999 payable to related parties                                          56,733                 19,282            103,108
  Due to finance customers                                                   1,873,140              1,402,546          1,460,410
  Income taxes payable                                                           6,444                  5,367              7,491
  Other current liabilities                                                     34,832                 20,000             63,671
                                                                   --------------------   ---------------------------------------
Total current liabilities                                                    2,151,992              1,660,878          1,898,045
                                                                   --------------------   ---------------------------------------

Other liabilities:
  Notes payable, including $755,511 in 1999
    payable to related parties                                                  86,974                 24,655            799,480
  Deferred Income                                                            2,569,513              2,569,513          2,569,513
                                                                   --------------------   ---------------------------------------
Total other liabilities                                                      2,656,487              2,594,168          3,368,993
                                                                   --------------------   ---------------------------------------

Commitments and contingencies

Stockholders' equity:
  Preferred stock - $.001 par value;
    Authorized - 2,000,000 shares;
    Issued and outstanding - 0 shares                                                -                      -                  -

  Common stock - $.001 par value;
    Authorized - 40,000,000 shares;
    Issued and outstanding - 1,800,000 shares at August 31, 2000 and 1,816,462
      shares at February 29, 2000 and February 28, 1999                          1,800                  1,816              1,816

  Capital in excess of par value                                             5,968,420              5,996,739          5,996,739

  Unrealized loss on mortgage and notes receivable                             (78,019)               (78,019)          (149,116)

  Accumulated deficit                                                       (1,626,548)            (1,312,643)          (620,363)
                                                                   --------------------   ---------------------------------------
  Total stockholders' equity                                                 4,265,653              4,607,893          5,229,076
                                                                   --------------------   ---------------------------------------

Total liabilities and stockholders' equity                                $  9,074,132           $  8,862,939       $ 10,496,114
                                                                   ====================   =======================================

See accompanying notes

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)

                      Consolidated Statements of Operations

                                                                                                      YEAR ENDED
                                                                    SIX MONTHS ENDED AUGUST 31,      FEBRUARY 29,
                                                                      2000         1999                 2000
                                                                  ----------------------------   ----------------------
                                                                   (UNAUDITED)     (Unaudited)
REVENUES
  Sale of real estate                                                 $   69,000    $  211,000         $   941,000
  Rental income                                                           46,820        52,185             111,264

  Interest from mortgages                                                 46,110       116,530             197,864

  Income from the purchase of medical receivables                        443,379       609,581           1,033,139

  Medical management service fees                                        419,950             -                   -
                                                                  ----------------------------   ----------------------
  Total income                                                         1,025,259       989,296           2,283,267
                                                                  ----------------------------   ----------------------

COSTS AND EXPENSES
  Real estate                                                            228,213                         1,211,711
                                                                                       364,435
  Medical receivables                                                    739,726                         1,533,127
                                                                                       630,816
  Medical management services                                            510,935
                                                                                             -                   -
  Corporate expenses                                                     204,027                           452,234
                                                                                       188,944
  Depreciation and amortization                                           42,900        28,255              61,726
                                                                  ----------------------------   ----------------------
  Total costs and expenses                                             1,725,801     1,212,450           3,258,798
                                                                  ----------------------------   ----------------------

(Loss) income from operations                                           (700,542)     (223,154)           (975,531)
                                                                  ----------------------------   ----------------------

Other income (expense):
  Interest income                                                         11,685         2,394              14,801

  Interest expense                                                       (13,874)      (31,712)            (42,437)
                                                                  ----------------------------   ----------------------
                                                                          (2,189)      (29,318)            (27,636)
                                                                  ----------------------------   ----------------------


(Loss) income from continuing operations before
  provision (credit) for income taxes and extraordinary item            (702,731)     (252,472)         (1,003,167)


Provision (credit) for income taxes                                       10,202        10,298              14,328
                                                                  ----------------------------   ----------------------


(Loss) income from continuing operations
  before extraordinary item                                             (712,933)     (262,770)         (1,017,495)


Income from discontinued operations, net of taxes
  (including gain on sale of subsidiary of $381,182
   in 2000 and $96,303 in 1999)                                          399,028       292,523             325,215
                                                                  ----------------------------   ----------------------
                                                                        (313,905)       29,753            (692,280)

(Loss) income before extraordinary item
Extraordinary item, net of applicable taxes of $0                              -             -                   -
                                                                  ----------------------------   ----------------------
Net (loss) income                                                     $ (313,905)   $   29,753         $  (692,280)
                                                                  ============================   ======================

(Loss) earnings per common share:
  (Loss) income from continuing operations                            $    (0.39)   $    (0.14)        $     (0.56)
  Income from discontinued operations                                       0.22          0.16                0.18
                                                                  ----------------------------   ----------------------
  (Loss) income before extraordinary item                                  (0.17)         0.02               (0.38)
  Extraordinary income, net of taxes
                                                                               -             -                   -
                                                                  ----------------------------   ----------------------
Basic and diluted (loss) earnings per common share                    $    (0.17)   $     0.02         $     (0.38)
                                                                  ============================   ======================

Number of shares used in computation of basic and
  diluted earnings per share                                            1,814,404    1,816,462           1,816,462
                                                                  ============================   ======================


                                                                    YEARS ENDED FEBRUARY 28,
                                                                       1999          1998
                                                                  ----------------------------

REVENUES
  Sale of real estate                                              $   40,678      $ 2,125,696
  Rental income                                                       140,633          115,951

  Interest from mortgages                                             234,609          167,128

  Income from the purchase of medical receivables                   1,041,770          773,474

  Medical management service fees                                           -                -
                                                                  ----------------------------
  Total income                                                      1,457,690        3,182,249
                                                                  ----------------------------

COSTS AND EXPENSES
  Real estate                                                         393,727          777,861

  Medical receivables                                               1,055,439          826,085

  Medical management services
                                                                            -                -
  Corporate expenses                                                  414,148          182,729

  Depreciation and amortization                                        29,909           73,309
                                                                  ----------------------------
  Total costs and expenses                                          1,893,223        1,859,984
                                                                  ----------------------------

(Loss) income from operations                                        (435,533)       1,322,265
                                                                  ----------------------------

Other income (expense):
  Interest income                                                      13,817           30,746

  Interest expense                                                    (58,691)        (241,525)
                                                                  ----------------------------
                                                                      (44,874)        (210,779)
                                                                  ----------------------------


(Loss) income from continuing operations before
  provision (credit) for income taxes and extraordinary item         (480,407)       1,111,486


Provision (credit) for income taxes                                     5,676          112,937
                                                                  ----------------------------


(Loss) income from continuing operations
  before extraordinary item                                          (486,083)         998,549


Income from discontinued operations, net of taxes
  (including gain on sale of subsidiary of $381,182
   in 2000 and $96,303 in 1999)                                       119,514          317,868
                                                                  ----------------------------
                                                                     (366,569)       1,316,417

(Loss) income before extraordinary item
Extraordinary item, net of applicable taxes of $0                           -           91,674
                                                                  ----------------------------
Net (loss) income                                                  $ (366,569)     $ 1,408,091
                                                                  ============================

(Loss) earnings per common share:
  (Loss) income from continuing operations                         $    (0.27)     $      0.55
  Income from discontinued operations                                    0.07             0.17
                                                                  ----------------------------
  (Loss) income before extraordinary item                               (0.20)            0.72
  Extraordinary income, net of taxes
                                                                            -             0.05
                                                                  ----------------------------
Basic and diluted (loss) earnings per common share                 $    (0.20)     $      0.77
                                                                  ============================

Number of shares used in computation of basic and
  diluted earnings per share                                        1,816,462        1,816,462
                                                                  ============================


See accompanying notes

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                 Consolidated Statements of Stockholders' Equity

                                                                                                ACCUMULATED
                                                                               ADDITIONAL          OTHER
                                                       COMMON STOCK             PAID-IN        COMPREHENSIVE       (ACCUMULATED
                                                 SHARES          AMOUNT         CAPITAL        (LOSS)INCOME          DEFICIT)
                                              -----------------------------------------------------------------------------------
Balance, as previously reported,
  February 28, 1997                                   100         $     -     $   950,000          $        -      $    470,924
Adjustment related to transfer of
  ownership of FRM Nexus, Inc. assets           1,816,362           1,816       5,047,054                            (2,132,809)
                                              -----------------------------------------------------------------------------------
Balance, February 28, 1997                      1,816,462           1,816       5,997,054                   -        (1,661,885)
  Unrealized loss on mortgage and
    notes receivable                                    -               -               -            (162,202)                -
  Net income                                            -               -               -                   -         1,408,091

  Comprehensive income                                  -               -               -                   -                 -
                                              -----------------------------------------------------------------------------------
Balance, February 28, 1998                      1,816,462           1,816       5,997,054            (162,202)         (253,794)
  Payment of fractional shares                          -               -            (315)                  -                 -
  Change in unrealized loss on
    mortgage and notes receivable                       -               -               -              13,086                 -
  Net loss                                              -               -               -                   -          (366,569)

  Comprehensive (loss) income                           -               -               -                   -                 -
                                              -----------------------------------------------------------------------------------
BALANCE, FEBRUARY 28, 1999                      1,816,462           1,816       5,996,739            (149,116)         (620,363)
  CHANGE IN UNREALIZED LOSS ON
    MORTGAGE AND NOTES RECEIVABLE                       -               -               -              71,097                 -
  NET LOSS                                              -               -               -                   -          (692,280)

  COMPREHENSIVE LOSS                                    -               -               -                   -                 -
                                              -----------------------------------------------------------------------------------
BALANCE, FEBRUARY 29, 2000                      1,816,462           1,816       5,996,739             (78,019)       (1,312,643)
  PURCHASE AND RETIREMENT OF
    TREASURY STOCK (UNAUDITED)                    (16,462)            (16)        (28,319)                  -                 -
  NET LOSS (UNAUDITED)                                  -               -               -                   -          (313,905)

  COMPREHENSIVE LOSS (UNAUDITED)                        -               -               -                   -                 -
                                              -----------------------------------------------------------------------------------
BALANCE, AUGUST 31, 2000 (UNAUDITED)            1,800,000         $ 1,800     $ 5,968,420          $  (78,019)     $ (1,626,548)
                                              ===================================================================================

                                                 TOTAL
                                              STOCKHOLDERS'      COMPREHENSIVE
                                                 EQUITY           (LOSS)INCOME
                                              --------------  -------------------
Balance, as previously reported,
  February 28, 1997                           $  1,420,924
Adjustment related to transfer of
  ownership of FRM Nexus, Inc. assets            2,916,061
                                              --------------
Balance, February 28, 1997                       4,336,985
  Unrealized loss on mortgage and
    notes receivable                              (162,202)         $   (162,202)
  Net income                                     1,408,091             1,408,091
                                                              -------------------
  Comprehensive income                                   -          $  1,245,889
                                              --------------  ===================
Balance, February 28, 1998                       5,582,874
  Payment of fractional shares                        (315)
  Change in unrealized loss on
    mortgage and notes receivable                   13,086          $     13,086
  Net loss                                        (366,569)             (366,569)
                                                              -------------------
  Comprehensive (loss) income                            -          $   (353,483)
                                              --------------  ===================
BALANCE, FEBRUARY 28, 1999                       5,229,076
  CHANGE IN UNREALIZED LOSS ON
    MORTGAGE AND NOTES RECEIVABLE                   71,097          $     71,097
  NET LOSS                                        (692,280)             (692,280)
                                                              -------------------
  COMPREHENSIVE LOSS                                     -          $   (621,183)
                                              --------------  ===================
BALANCE, FEBRUARY 29, 2000                       4,607,893
  PURCHASE AND RETIREMENT OF
    TREASURY STOCK (UNAUDITED)                     (28,335)
  NET LOSS (UNAUDITED)                            (313,905)         $   (313,905)
                                                              -------------------
  COMPREHENSIVE LOSS (UNAUDITED)                         -          $   (313,905)
                                              --------------  ===================
BALANCE, AUGUST 31, 2000 (UNAUDITED)          $  4,265,653
                                              ==============



See accompanying notes

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)

                      Consolidated Statements of Cash Flows

                                                                                        YEAR ENDED
                                                        SIX MONTHS ENDED AUGUST 31,    FEBRUARY 29,     YEARS ENDED FEBRUARY 28,
                                                           2000             1999           2000           1999           1998
                                                       ----------------------------   -------------------------------------------
                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income                                      $  (313,905)     $   29,753      $ (692,280)    $ (366,569)    $ 1,408,091
Adjustments to reconcile net (loss) income to net
   cash provided by operating activities:
     Depreciation and amortization                          42,900          28,255          61,726         29,910          73,309
     Gain on sale of real estate held for
           development and sale                            (15,727)         (7,288)        (48,621)             -      (1,932,994)

     Provision for bad debts                               133,424          (9,234)        126,488         13,134          37,034

     Deferred interest expense                                   -               -               -              -          90,919

     Deferred income taxes                                       -               -               -        (20,729)         78,153

     Changes in operating assets and liabilities:
      Collections from sale of real estate held for
           development and sale, net of payment
           to participant                                   69,000         199,350         845,304              -               -

      Additions to real estate held for
         development and sale                              (19,125)              -               -        (98,109)        (16,076)

        Prepaid expenses, miscellaneous receivables
          and other assets                                  46,848          57,792         (13,423)      (158,287)       (169,135)
        Accounts payable, accrued expenses and taxes       (31,763)       (130,795)        (51,806)       (35,945)         34,586
       Other current liabilities                            14,832         (41,179)        (43,671)        44,182         (76,040)
                                                       ----------------------------   -------------------------------------------
Net cash (used in) provided by operating activities        (73,516)        126,654         183,717       (592,413)       (472,153)
                                                       ----------------------------   -------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures & intangible assets                   (61,021)        (67,406)       (136,466)       (66,188)       (619,449)
Finance receivables                                     (1,321,765)        511,574         373,672     (1,210,606)       (543,796)
Due to finance customers                                   470,594        (160,343)        (57,864)       484,865          17,960

Principal payments on notes receivable                      12,999          13,919          24,318         22,232         159,717

Loan receivable                                            (75,000)              -        (100,000)             -               -

Principal payments on loan receivable                       35,630               -           1,619              -               -

Proceedes from sale of subsidiaries                      1,575,000         975,000         975,000              -               -

Net assets of discontinued operations                     (400,108)       (248,523)        (66,949)       113,549        (178,116)
                                                       ----------------------------   -------------------------------------------
Net cash provided by (used in) investing activities        236,329       1,024,221       1,013,330       (656,148)     (1,163,684)
                                                       ----------------------------   -------------------------------------------


CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds of notes payable                                  420,000          96,779          96,779        685,000         700,000
Principal payments on notes payable                       (437,919)       (946,578)       (955,430)      (283,533)       (366,250)

Purchase and retirement of treasury stock                  (28,335)              -               -              -               -
Proceeds of finance obligation                                   -               -               -              -         926,602

Principal payments on finance obligation                         -               -               -              -         (71,438)

Payment of fractional shares                                     -               -               -           (315)              -
                                                       ----------------------------   -------------------------------------------
Net cash (used in) provided by financing activities        (46,254)       (849,799)       (858,651)       401,152       1,188,914
                                                       ----------------------------   -------------------------------------------

See accompanying notes

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)

                Consolidated Statements of Cash Flows (continued)


                                                                                           YEAR ENDED
                                                           SIX MONTHS ENDED AUGUST 31,    FEBRUARY 29,  YEARS ENDED FEBRUARY 28,
                                                             2000             1999            2000         1999           1998
                                                          ----------------------------   -----------------------------------------
                                                          (UNAUDITED)      (UNAUDITED)

Net increase (decrease) in cash and cash equivalents          $ 116,559    $ 301,076       $ 338,396   $  (847,409)   $  (446,923)
Cash and cash equivalents, beginning of period                  581,408      243,012         243,012     1,090,421      1,537,344
                                                          ----------------------------   -----------------------------------------

Cash and cash equivalents, end of period                      $ 697,967    $ 544,088       $ 581,408   $   243,012    $ 1,090,421
                                                          ============================   =========================================

ADDITIONAL CASH FLOW INFORMATION
Interest paid                                                 $  10,311    $  36,072       $ 120,935   $   275,176    $   441,403
                                                          ============================   =========================================
Income taxes paid                                             $  17,916    $  14,123       $  19,011   $    39,074    $    61,497
                                                          ============================   =========================================

NONCASH INVESTING AND FINANCING ACTIVITIES
Assets acquired under capital leases                          $ 117,689    $       -       $     -     $    42,234    $    25,137
                                                          ============================   =========================================
Notes receivable from purchasers of real estate sold          $       -    $       -       $     -     $         -    $ 1,081,547
                                                          ============================   =========================================





See accompanying notes.

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements


1. ORGANIZATION OF THE COMPANY

The consolidated financial statements consist of MFC Development Corp. (the "Company" or "MFC") and its wholly-owned subsidiaries. MFC is a wholly-owned subsidiary of FRM Nexus, Inc. ("FRM or Nexus"). All of FRM's assets and liabilities were transferred to MFC on August 31, 2000, except for $10,000. Because such entities are under common control, this transaction has been accounted for in a manner similar to a pooling of interests on MFC's books.

The consolidated financial statements of MFC include Medical Financial Corp., PSI Capital Corp., Yolo Capital Corp. and its subsidiary Highlands Pollution Control Corp., Yolo Equities Corp., Nexus Garden City LLC, FRM Court Street LLC, Nexus Borough Park LLC, Wendcello Corp. ("Wendcello"), and Wendclark Corp. ("Wendclark"). Wendclark was sold May 14, 1999 and Wendcello was sold on June 20, 2000.

The Company was incorporated on May 18, 1990 under the laws of the State of Delaware as PSI Food Services, Inc. On August 9, 2000, the Company amended its certificate of incorporation as follows:

1. The Company changed its name from PSI Food Services, Inc. to MFC Development Corp.

2. The Company increased authorized capital stock from 2,000,000 shares common stock, par value $.10 per share to 2,000,000 shares preferred stock, par value $.001 per share and 40,000,000 shares common stock, par value $.001 per share. Stockholders' equity for prior periods was restated to reflect this change.

In August 2000, the Company purchased and retired 16,462 shares of treasury stock for $26,689.

On August 31, 2000, FRM filed form 8-K with the Securities and Exchange Commission, which disclosed that FRM contemplates the intent of distributing on or about November 30, 2000, to its shareholders on the record date one share of MFC common stock for each one share of FRM's outstanding common stock at the close of business on November 1, 2000, (the record date). There are presently 1,800,000 shares of common stock of FRM outstanding.

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements


2. BASIS OF PRESENTATION

BUSINESS ACTIVITIES OF THE COMPANY

The Company operates in two distinct industries consisting of real estate and medical financing. On May 23, 2000, the Company committed to sell Wendcello Corp., the remaining subsidiary that operated in the food service division. On June 20, 2000, the Company completed the sale. As a result of that sale and the sale of the Wendclark subsidiary in May 1999, the food service segment has been classified as discontinued operations and prior periods have been restated.

The real estate business is conducted by the Company through various subsidiaries. It owns real estate and holds mortgages on real estate parcels in New York and Connecticut which are currently held for development and sale.

The medical financing business is conducted through Medical Financial Corp., which purchases insurance claims receivable of medical practices and provides certain services to those practices. During fiscal 2000, three subsidiaries were formed to provide additional management services to certain medical practices.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all of its subsidiaries (hereinafter also referred to as the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

3. SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Real Estate: The full accrual method is used on the sale of real estate if the profit is determinable, the Company is not obligated to perform significant activities after the sale to earn the profit and there is no continuing involvement with the property. If the buyer's initial and continuing investments are inadequate to demonstrate a commitment to pay for the property, the installment method is used, resulting in the deferral of income. If there is continuing involvement with the property by the Company, the financing method is used.

                     MFC Development Corp. and Subsidiares
                       (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements


3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION (CONTINUED)

Purchase of Medical Insurance Claims Receivable: A fee is charged to medical providers upon the purchase of their accounts receivable by the Company. This fee income is deferred and recognized on a pro-rata basis as the related receivables are collected. The deferred fee income is netted against finance receivables (see note 5). Management fees are billed monthly in amounts that are relative to the expenses and services provided for that month.

Food Service Companies: The accrual method of accounting is used to record all income.

RECEIVABLES

Real Estate: The Company evaluates the credit positions on its notes receivable and the value of the related collateral on an ongoing basis. The Company estimates that all of its notes receivable are fully collectible and the collateral is in excess of the related receivables.

The Company continually evaluates its notes receivable that are past due as to the collectibility of principal and interest. The Company considers the financial condition of the debtor, the outlook of the debtor's industry, decrease in the ratio of collateral values to loans and any prior write downs on loans. The above considerations are all used in determining whether the Company should suspend recording interest income on any notes receivable or provide for any loss reserves.

Purchases of Medical Insurance Claims: The Company purchases the net collectible value of medical insurance claims on a limited recourse basis. The recourse basis is limited to the extent any receivables purchased by the Company are disputed and/or referred to arbitration proceedings. Such receivables are deemed to be invalid and are immediately substituted. The Company is still entitled to the collection of its fees from customers regardless of whether or not the underlying accounts receivable are collectible. Performance of these receivables is personally guaranteed by the owner of the practice and principals of the related management companies.

Upon full collection of the advance paid in connection with the purchased medical insurance claims and the related fee, the contracts allow for accounts receivable that are determined to be invalid or remain unpaid for a specified period of time to be returned (charged back) to the customer. The charge back will also reduce the amount due to the customer.

Management's periodic evaluation of the adequacy of the allowance for loan losses is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the customer's ability to repay, the estimated value of any underlying collateral and current economic conditions.

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements


3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEPRECIATION AND AMORTIZATION

Depreciation of property and equipment is provided by application of the straight-line method over estimated useful lives as follows:

         Land improvements                                                   15 years
         Restaurant equipment and furniture                                   7 years
         Computer, medical and transportation equipment                       5 years

Amortization of leasehold improvements is provided by the application of the straight-line method over the shorter of their estimated useful lives or the terms of the related leases and range from 1.5 to 22 years.

REAL ESTATE HELD FOR DEVELOPMENT AND SALE

Properties are carried at the lower of acquisition cost or market, less the costs to sell. The methods for valuing property and mortgages where current appraisals are unobtainable are based on management's best judgments regarding the economy and market trends. As a result, estimates may change based on ongoing evaluation of future economic and market trends. Such judgments are based on management's knowledge of real estate markets in general and of sale or rental prices of comparable properties in particular.

LEASES AND LEASEHOLD COSTS

Leases which transfer substantially all of the risk and benefits of ownership are classified as capital leases, and assets and liabilities are recorded at amounts equal to the lesser of the present value of the minimum lease payments or the fair value of the leased properties at the beginning of the respective lease terms. Such assets are amortized in the same manner as owned assets are depreciated. Interest expenses relating to the lease liabilities are recorded to effect constant rates of interest over the terms of the leases. Leases which do not meet such criteria are classified as operating leases and the related rentals are charged to expense as incurred.

The Company has capitalized the applicable leasehold costs related to acquiring the leases for its various restaurants and is amortizing them over the terms of the applicable leases ranging from 10 to 20 years.

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements


3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

TECHNICAL ASSISTANCE FEES

Technical assistance fees represent initial franchise fees paid to Wendy's International at the inception of each franchised location and are amortized on a straight-line basis over the term of the related franchises, ranging from 15 to 20 years.

INCOME TAXES

Deferred income taxes are recognized for all temporary differences between the tax and financial reporting bases of the Company's assets and liabilities based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid, short-term investments with an original maturity of three months or less to be cash equivalents.

CONCENTRATION OF RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, money market mutual funds, commercial paper and trade and notes receivable.

As of February 29, 2000, the Company had an investment in seven day commercial paper in the amount of $400,000. As of August 31, 2000, the Company had an investment in seven day commercial paper in the amount of $300,000 (unaudited).

Finance receivables arise from the purchase from medical providers in the New York City area of their insurance claims from various insurance companies. For the year ended February 29, 2000, fees earned from four medical providers were 23%, 14%, 13% and 12% of earned fees. For the year ended February 28, 1999, fees earned from four medical providers were 26%, 18%, 12% and 11% of earned fees. For the year ended February 28, 1998, two medical providers generated 46% and 30% of total earned fees. As of February 29, 2000, claims receivable from one insurance company comprised 26% of total finance

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements


3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATION OF RISK (CONTINUED)

receivables. As of February 28, 1999, claims receivable from three insurance companies comprised 23%, 13% and 10% of total finance receivables.

For the six months ended August 31, 2000 (unaudited), fees earned from three medical providers were 13%, 31%, and 38% of earned fees. For the six months ended August 31, 1999 (unaudited), fees earned from five medical providers were 15%, 16%, 20%, 21% and 28% of earned fees. As of August 31, 2000 (unaudited), claims receivable from one insurance company comprised 22% of total finance receivables.

All note receivables are from the sale of real estate in New York and Connecticut (see Note 4).

ADVERTISING COSTS

The Company expenses the cost of advertising as incurred. For the years ended February 29, 2000, February 28 1999 and 1998 advertising expense totaled approximately $20,000, $16,000, and $32,000. For the six months ended August 31, 2000 and 1999 advertising expense totaled approximately $19,931 (unaudited) and $ -0- (unaudited).

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair values of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a sale.

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements


3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The carrying amounts and estimated fair values of financial instruments are summarized as follows:

                                        AUGUST 31                   FEBRUARY 29                FEBRUARY 28
                                           2000                        2000                       1999
                                       (UNAUDITED)
                               -----------------------------------------------------------------------------------
                                 CARRYING      ESTIMATED      CARRYING     ESTIMATED      CARRYING    ESTIMATED
                                  AMOUNT       FAIR VALUE      AMOUNT      FAIR VALUE      AMOUNT     FAIR VALUE
                               -----------------------------------------------------------------------------------
   ASSETS
   Cash and cash equivalents      $  697,967    $  697,967   $   581,408   $  581,408   $    243,012   $  243,012

   Mortgage and notes              3,250,464     3,250,464     3,263,463    3,263,463      3,216,684    3,216,684
      receivable
   Finance receivables             3,668,340     3,668,340     2,479,999    2,479,999      2,980,159    2,980,159

   LIABILITIES
   Accounts payable and
      accrued expenses,
      income taxes payable,
      due to finance
      customers and other          2,095,259     2,095,259     1,641,596    1,641,596      1,794,937    1,794,937
      current liabilities
   Notes payable                     143,707       143,707        43,937       43,937        902,588      902,588

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements


4. REAL ESTATE ACTIVITIES

SALE OF REAL ESTATE

GOSHEN, NEW YORK

The Company acquired its property in Goshen, New York through the foreclosure of two mortgages it held. During fiscal years 1997 and 1996, the Company sold all of the 165 lots of the property for $2,499,350. This transaction and the related note receivable was with Windemere Pines at Goshen, Inc., a part of the Windemere Group of construction companies, in which Jed Schutz is an officer, director and shareholder. Mr. Schutz is also a shareholder of Nexus and was a director of Nexus until May 1999. It is management's opinion that this transaction would be at the same terms had the parties not been related.

The consideration received on this sale did not satisfy the initial investment criteria to use the full accrual method of profit recognition. The sale was accounted for using the installment method, resulting in the deferral of income until the initial and continuing investment criteria is sufficient (see Note 3). The installment method was used since recovery of the cost of the property is reasonably assured if the buyer defaults on the mortgage receivable. A balance of $1,719,513 of deferred profit remains at August 31, 2000, (unaudited) February 29, 2000 and February 28, 1999.

Interest income from this transaction (principal amount of note receivable is $2,310,000) was $103,950, $138,600 and $138,600 for the years ended February 29,
2000, February 28, 1999 and 1998. Interest income from this transaction was $-0- (unaudited) and $69,300 (unaudited) for the six months ended August 31, 2000 and 1999. The terms of the note call for an annual payment of interest of $30,000. The payment for fiscal 2000 has not been paid, which resulted in the suspension of accruing interest as of November 30, 1999. There is no allowance for loss because the market value of the collateral, less costs to sell, is greater than the carrying amounts of the related notes receivable and accrued interest receivable.

 The balance of accrued interest receivable is as follows:

                                           AUGUST 31,         FEBRUARY 29,        FEBRUARY 28,
                                              2000                2000                1999
                                       ------------------- ------------------- -------------------
                                          (UNAUDITED)

Current                                  $            -     $            -      $       30,000
Long-term                                       321,150            321,150             217,200
                                       ------------------ ------------------- -------------------
                                         $      321,150     $      321,150      $      247,200
                                       ================== =================== ===================

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements


4. REAL ESTATE ACTIVITIES (CONTINUED)

SALE OF REAL ESTATE (CONTINUED)
GOSHEN, NEW YORK (CONTINUED)

In addition, the Company received additional contingent consideration on the sale in the form of a purchase money debenture in the amount of $2,499,750, contingent on the sale of the single family residences to be built on the 165 lots which were sold. This purchase money debenture matures on February 28, 2002 and bears interest at a rate of 6% per annum. The Company has not included any amounts in its consolidated financial statements relating to this purchase money debenture or its related interest since its collectibility is contingent on the profitable sale of the single family residences to be built.

GRANBY, CONNECTICUT

The Company acquired this partially built office building in Granby, Connecticut as a result of the foreclosure of the first mortgage on the property of approximately $1,000,000. In fiscal year 1994, the Company wrote down its investment in the property to $900,000 to reflect the then market value of the property.

This property was sold to a limited liability company, of which certain members are shareholders in the Company, in fiscal year 1996 for $4,800,000. The terms of the sale provided that the Company complete construction of the building and provide a tenant for the unoccupied portion of the building. To provide the tenant, the Company entered into a sales-leaseback transaction with the buyer. The Company also guaranteed the first mortgage of the buyer-lessor and sublet the unoccupied space it leased from the buyer. The Company's continuing involvement with the property precluded the use of full accrual accounting and, accordingly, no sale was recognized at that time.

During fiscal year 1997 and a portion of 1998, the Company used the financing method to report this transaction. The historical cost of the asset remained on the Company's books and was being depreciated. The proceeds of the sale were recorded as a finance obligation at a rate of 8.25%. Rental payments to the buyer-lessor were treated as a reduction in the finance obligation.

In December 1997, the buyer of the property refinanced the first mortgage, eliminating the Company's guarantee. In addition, in January 1998, the Company sold for $120,000 the term of its lease on the property to the buyer and was released of all obligations on its lease through August 31, 2002. The Company has a lease for the period September 1, 2002 through February 28, 2006 which specifies rental payments aggregating $1,482,194. $850,000 of the gain, representing the present value of these rental payments was deferred.

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements


4. REAL ESTATE ACTIVITIES (CONTINUED)

SALE OF REAL ESTATE (CONTINUED)
GRANBY, CONNECTICUT (CONTINUED)

In January 1998, the Company recorded the sale under the accrual method of accounting since its continuing involvement with the property was terminated. The Company recorded a gain on the sale of the property of $1,932,994, net of the above mentioned lease liability.

The sale of this property includes a second mortgage receivable from the buyer. Upon full collection of the receivable, an additional liability will be payable to the co-investors of the original mortgage for approximately $70,000. If the second mortgage is not collected in full, an amount substantially less will be paid. An accrual has been provided for this amount.

OTHER REAL ESTATE SALES

The Company sold various other properties, including the property in Brookfield, Connecticut and six condominium units in Hunter, New York, during the three years ended February 29, 2000 for various amounts as part of the operations of the real estate division. The remaining two built condominium units were sold during the six months ended August 31, 2000 (unaudited).

MORTGAGES AND NOTES RECEIVABLE

Mortgages and notes receivable, arising from the sale of real estate, consist of the following:

                                                        AUGUST 31         FEBRUARY 29       FEBRUARY 28
                                                          2000               2000               1999
                                                    ------------------ ------------------ -----------------
                                                       (UNAUDITED)

Goshen, New York (Construction Company)               $   2,310,000      $   2,310,000      $   2,310,000
Granby, Connecticut (Real Estate Operator)                1,018,483          1,031,482          1,055,800
                                                    ------------------ ------------------ -----------------
                                                          3,328,483          3,341,482          3,365,800
Less current portion                                        (27,818)           (26,597)           (24,317)
Less unrealized loss on mortgage and
   notes receivable                                         (78,019)           (78,019)          (149,116)
                                                    ------------------ ------------------ -----------------
                                                      $   3,222,646      $   3,236,866      $   3,192,367
                                                    ================== ================== =================

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements




4.     REAL ESTATE ACTIVITIES (CONTINUED)

MORTGAGES AND NOTES RECEIVABLE (CONTINUED)

These mortgages and notes have various terms for payments of principal and interest and are collateralized by the underlying real estate. These mortgages and notes bear interest ranging from 6% to 9%, and mature as follows:

FISCAL YEAR
2001                                       $     26,597
2002                                          2,339,093
2003                                             31,822
2004                                             34,807
2005                                             38,072
Thereafter                                      871,091
                                         ------------------
                                           $  3,341,482
                                         ==================


As of August 31, 2000 (unaudited), February 29, 2000 and February 28, 1999, except for the Goshen interest payment mentioned above, all notes receivable were performing. There is no allowance for loss because the market value of the collateral, less costs to sell, is greater than the carrying amounts of the related notes receivable.

The Granby note receivable is being used as collateral for a line of credit (see
Note 7).

REAL ESTATE HELD FOR DEVELOPMENT AND SALE

The following properties are included in real estate held for development and sale:

                                        AUGUST 31         FEBRUARY 29        FEBRUARY 28
                                           2000               2000              1999
                                    --------------------------------------------------------
                                       (UNAUDITED)
Hunter, New York                      $     621,732      $     655,880      $   1,007,030
Brookfield, Connecticut                           -                  -            490,413
                                    --------------------------------------------------------
                                            621,732            655,880          1,497,443
Less due to co-investors                   (145,000)          (145,000)          (215,000)
                                    --------------------------------------------------------
                                      $     476,732      $     510,880      $   1,282,443
                                    ========================================================


The Hunter property is located at the base of Hunter Mountain in Greene County, New York. This property includes approximately 80 acres of undeveloped land, two remaining

                    MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements


4. REAL ESTATE ACTIVITIES (CONTINUED)

REAL ESTATE HELD FOR DEVELOPMENT AND SALE (CONTINUED)

condominium units available for sale or rental, two building sites, a hotel site, a clubhouse with a recreational facility, an office building and a sewage treatment plant that serves the development. This property was acquired through foreclosure and was written down to its fair market value.

5.     FINANCE RECEIVABLES, NET

Net finance receivables consist of the following:

                                       AUGUST 31           FEBRUARY 29           FEBRUARY 28
                                          2000                2000                  1999
                                   ---------------------------------------------------------------
                                      (UNAUDITED)
Gross finance receivables           $    4,386,764     $     2,958,825       $    3,409,095
Allowance for credit losses               (345,912)           (212,488)             (86,000)
Deferred finance income                   (372,512)           (266,338)            (342,936)
                                   ---------------------------------------------------------------
                                    $    3,668,340     $     2,479,999       $    2,980,159
                                   ===============================================================

These receivables are collateral for a line of credit (see Note 7).

6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                         AUGUST 31      FEBRUARY 29      FEBRUARY 28
                                                           2000             2000            1999
                                                      -------------------------------------------------
                                                        (UNAUDITED)

Leasehold improvements                                      $  51,402        $ 51,402       $   43,166
Computer equipment                                            218,558         173,414           84,172
Medical equipment                                              45,520          32,500                -
Equipment under capital leases                                185,060          67,371           67,371
Other equipment and furniture                                  25,801          23,888           17,400
                                                      -------------------------------------------------
                                                              526,341         348,575          212,109
Less accumulated depreciation and amortization
                                                              157,750         115,794           54,068
                                                      -------------------------------------------------
Property and equipment, net                                 $ 368,591        $ 232,781      $  158,041
                                                      =================================================

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements



6.     PROPERTY AND EQUIPMENT (CONTINUED)

As of August 31, 2000, February 29, 2000 and February 28 1999, accumulated amortization of equipment under capital leases was $28,426 (unaudited), $21,699 and $8,245.

For the years ended February 29, 2000, February 28, 1999 and 1998, depreciation expense, which includes amortization under capital leases was $61,726, $29,909 and $73,309. For the six months ended August 31, 2000 and 1999, depreciation expense, which includes amortization under capital leases was $42,900 (unaudited) and $28,255 (unaudited).

7.     LOANS RECEIVABLE

In February 2000, one of the Company's subsidiaries entered into a participation agreement to share 50% of the profits of an MRI facility that provides management services to a radiology practice. The participant was already providing these services from this location. In consideration for the 50% interest in this facility, the Company has assumed operating responsibility and agreed to administer the repayment of certain debts of the participant from various sources of funds that are due to the participant. The Company may, in its discretion advance cash to meet the schedule of payments if the source of funds is insufficient to do so. These advances bear interest at the rate of prime plus 2%, with a minimum rate of 12%. The outstanding balance on this loan was $137,751 (unaudited) at August 31, 2000 and $98,381 at February 29, 2000.

8.     NOTES PAYABLE

Notes payable include the following:

                                            AUGUST 31        FEBRUARY 29      FEBRUARY 28
                                              2000              2000              1999
                                          (UNAUDITED)
                                        -----------------------------------------------------
Capital lease obligations                 $     143,707     $      43,937     $      61,105
Related party credit line                             -                 -           781,483
Related party escrow loan                             -                 -                 -
Related party loans                                   -                 -            60,000
                                        -----------------------------------------------------
                                                143,707            43,937           902,588
Less current maturities                          56,733            19,282           103,108
                                        -----------------------------------------------------
Long-term debt                            $      86,974     $      24,655     $     799,480
                                        =====================================================

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements



8. NOTES PAYABLE (CONTINUED)

Related Party Credit Line: In December 1997, a $700,000 line of credit was obtained from a related party, Northwest Management Corp. ("NMC"), a shareholder of the Company. In January 2000, the line of credit was increased to $785,000. The president of NMC, who is also a shareholder of the Company, has the power to vote NMC shares which are owned by his two children. The line, under which there was no outstanding balance at February 29, 2000, was terminated by mutual consent of both parties upon full repayment on June 21, 2000 of the outstanding balance of $200,000 (unaudited). Interest was calculated at a rate of 12% per annum. There were no commitment fees paid in connection with this line of credit.

Related party escrow loan: In February 1999, a related partnership, whose partners are directors, officers and shareholders of the Company, committed to loan until March 15, 2001 an investment portfolio, which at the time was valued at $240,000, to the Medical Financial Corp. subsidiary. This investment portfolio is being held in escrow and is used as collateral for the purpose of obtaining margin loans. At February 29, 2000, the value of this portfolio was $309,353. All risks and rewards of the investment portfolio pass to the related party. The margin loans bear interest at a variable rate based on market condition set at the discretion of the investment brokerage firm. A fee is payable monthly to the related party, at the rate of 5% per annum on the value of the investment escrow account. This fee is included in interest expense. Proceeds from the loan may only be used to fund the purchase of medical receivables. The loan is repaid as payment is received from such receivables and may be re-borrowed at any time until maturity. On June 26, 2000, the then outstanding balance of $170,000 (unaudited) was paid in full. On June 30, 2000 (unaudited) the loan was terminated by mutual consent of both parties.

Related Party Loans: During the year ended February 28, 1999, the Company borrowed at various times a total of $60,000 from two individuals, who were both directors, officers and shareholders. These loans were repaid during the year ended February 29, 2000. Interest on these loans was at the rate of 12% per annum.

Interest expense on these related party borrowings for the years ended February 29, 2000 and February 28, 1999 was $36,184 and $52,748. Interest expense on these related party borrowings for the six months ended August 31, 2000 and 1999 was $8,495 (unaudited) and $29,969 (unaudited).

Capital Lease Obligations: The Company has acquired certain equipment under various capital leases expiring in 2003. The leases provide for monthly payments of principal and interest of $5,782 and have been capitalized at imputed interest rates of 10.00% to 16.72%.

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements




8.     NOTES PAYABLE (CONTINUED)

Aggregate maturities of the amount of notes payable and capital leases at February 29, 2000 are as follows:

                                                                   CAPITAL
                                                                    LEASE
                                             NOTES PAYABLE       OBLIGATIONS          TOTAL
                                           ------------------ ------------------ -----------------

2001                                         $          -       $     23,813       $     23,813
2002                                                    -             21,055             21,055
2003                                                    -              6,054              6,054
                                           -------------------------------------------------------
                                                        -             50,922             50,922
Amount representing interest                                           6,985              6,985
                                           -------------------------------------------------------
Total (a)                                    $          -       $     43,937       $     43,937
                                           ======================================================

(a)--Total capital lease obligations represent present value of minimum lease payments.

9.     COMMITMENTS AND CONTINGENCIES

MINIMUM OPERATING LEASE COMMITMENTS

In April 2000, Nexus signed a lease extension for its executive offices under a seven year lease expiring on February 28, 2007.

In October 1999, one of the Company's subsidiaries in the medical division signed a lease for premises that will be used to provide management services for a medical practice that provides physical therapy and pain treatment.

In March 2000, one of the Company's subsidiaries in the medical division signed a lease for premises for an MRI facility that will be used to provide management services for a radiology practice.

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements



9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

MINIMUM OPERATING LEASE COMMITMENTS (CONTINUED)

Subject to annual real estate adjustments, the following is a schedule of future minimum rental payments required under the above operating leases as of February 28:

Year ending February:
   2001 (six months)                        $     84,200
   2002                                          139,600
   2003                                          130,920
   2004                                          133,556
   2005                                          138,744
   Thereafter                                    160,800
                                          ------------------
Total                                       $    787,820
                                          ==================

For the years ended February 29, 2000, February 28 1999 and 1998 rent expense totaled approximately $85,000, $45,000 and $43,000. For the six months ended August 31, 2000 and 1999 rent expense totaled approximately $83,426 (unaudited) and $24,000 (unaudited).

There are various commitments and contingencies relating to the sale of real estate (see Note 3).

10. INCOME TAXES

The provision (benefit) for income taxes consist of the following:

                             SIX MONTHS ENDED            YEAR ENDED              YEARS ENDED
                        AUGUST 31        AUGUST 31      FEBRUARY 29              FEBRUARY 28
                           2000            1999             2000            1999             1998
                     -----------------------------------------------------------------------------------
                     (UNAUDITED)      (UNAUDITED)
Current:
   Federal             $        -       $        -      $        -       $        -      $        -
   State                   10,202           10,298          14,328           18,332          37,093
                     -----------------------------------------------------------------------------------
Total current              10,202           10,298          14,328           18,332          37,093
                     -----------------------------------------------------------------------------------
Deferred:
   Federal                      -                -               -                -               -
   State                        -                -               -          (12,656)         75,844
                     -----------------------------------------------------------------------------------
Total deferred                  -                -               -          (20,729)         75,844
                     -----------------------------------------------------------------------------------
Total                  $   10,202       $   10,298      $   14,328       $    5,676      $  112,937
                     ===================================================================================

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements



10. INCOME TAXES (CONTINUED)

MFC and its subsidiaries file consolidated federal tax returns with Nexus, which has no federal tax liability due to current and prior year net operating losses. MFC and its subsidiaries file individual state tax returns.

Significant components of deferred tax assets (liabilities) were as follows:

                                   SIX MONTHS ENDED          YEAR ENDED            YEARS ENDED
                              AUGUST 31       AUGUST 31     FEBRUARY 29            FEBRUARY 28
                                 2000           1999            2000           1999           1998
                            ----------------------------------------------------------------------------
                             (UNAUDITED)     (UNAUDITED)
Tax loss carryforwards        $   834,139    $   522,229     $   728,169    $   558,228    $   314,773
Less valuation allowance         (834,139)      (522,229)       (728,169)      (558,228)      (314,773)
                            ----------------------------------------------------------------------------
Deferred tax assets           $         -    $         -     $         -    $         -    $         -
                            ============================================================================

Installment sale of real      $              $
   estate                               -              -     $         -    $         -    $   (12,656)
Property, plant and
   equipment                            -              -               -              -         (8,073)
                            ============================================================================

Deferred tax liabilities      $         -    $         -     $         -    $         -    $   (20,729)
                            ============================================================================

The following is a reconciliation of the statutory federal and effective income tax rates for the years ended:

                                  AUGUST 31       AUGUST 31      FEBRUARY 29             FEBRUARY 28,
                                     2000            1999            2000            1999            1998
                                 (UNAUDITED)     (UNAUDITED)
                               ---------------------------------------------------------------------------------
                                     % OF            % OF            % OF            % OF            % OF
                                    PRETAX          PRETAX          PRETAX          PRETAX          PRETAX
                                    INCOME          INCOME          INCOME          INCOME          INCOME
                               ---------------------------------------------------------------------------------
Statutory federal income tax
  Expense rate                      (34.0)%         (34.0)%         (34.0)%         (34.0)%          34.0%
Valuation allowance against
  NOL carryforwards                  34.0            34.0            34.0            34.0           (34.0)
State taxes, less federal
  Tax effect                          1.4             4.0             1.4             1.2            10.2
                               ---------------------------------------------------------------------------------
                                      1.4%            4.0%            1.4%            1.2%           10.2%
                               =================================================================================

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements



10.    INCOME TAXES (CONTINUED)

Nexus has net operating loss carryforwards for federal purposes of approximately $2,142,000. These losses will be available for future years, expiring through February 29, 2020. The Company, however, has taken a 100% valuation allowance against federal NOL carryforwards due to a history of operating tax losses and the uncertainty of generating taxable income in the foreseeable future.

11.    EXTRAORDINARY ITEM

During fiscal year 1998, the Company realized an extraordinary gain, net of fees of $91,674, as a result of the extinguishment of certain debts. There was no related tax effect since this occurred as a result of a discharge in bankruptcy of a subsidiary of the Company.

12.    DISCONTINUED OPERATIONS

On May 14, 1999, the Company sold Wendclark, Inc., one of the two subsidiaries that operated in the food service division. The Company received $975,000 in cash, resulting in a gain of $96,303. As a result of this sale, $2,342,555 of debt that was carried on Wendclark was assumed by the buyer. On May 23, 2000, the Company committed to sell Wendcello Corp., the remaining subsidiary that operated in the food service division. On June 20, 2000, the Company completed the sale and received $1,575,000 (unaudited) in cash, resulting in a gain of approximately $381,000 (unaudited) that was recorded during the six months ended August 31, 2000. As a result of this sale, $125,000 (unaudited) of current debt that was carried on Wendcello was eliminated. The results of operations of both subsidiaries have been classified as discontinued operations and prior periods have been restated.

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements


12.    DISCONTINUED OPERATIONS (CONTINUED)

The components of discontinued operations are as follows:





                                                      AUGUST 31          FEBRUARY 29         FEBRUARY 28
                                                         2000                2000                1999
                                                  -----------------------------------------------------------
                                                     (UNAUDITED)
Cash & cash equivalents                              $          -        $    328,607        $    512,148
Inventories                                                     -              62,360             106,671
Other current assets                                            -             146,552             244,830
Property and equipment, at cost                                 -           2,352,846           6,683,319
Less accumulated depreciation and amortization                  -          (1,548,005)         (2,704,078)
Other assets                                                    -             536,579             767,212
                                                  -----------------------------------------------------------
Total assets                                                    -           1,878,939           5,610,102
                                                  -----------------------------------------------------------

Accounts payable and accrued expenses                           -             554,397             926,094
Other current liabilities                                       -                   -             188,230
Long term debt                                                  -             149,650           2,412,835
                                                  -----------------------------------------------------------
Total liabilities                                               -             704,047           3,527,159
                                                  -----------------------------------------------------------

Net assets of discontinued operations               $           -       $   1,174,892       $   2,082,943
                                                  ===========================================================

A summary of the results of discontinued operations for the food services division is as follows for the periods ended:

                                          SIX MONTHS ENDED                 YEAR ENDED                  YEARS ENDED
                                    AUGUST 31           AUGUST 31          FEBRUARY 29                 FEBRUARY 28
                                       2000                1999               2000                1999               1998
                                 -----------------   ----------------   -----------------   ----------------   -----------------
                                   (UNAUDITED)       (UNAUDITED)
Operating revenues, including
  gain on sale of subsidiary of
  $381,182 in 2000 and $96,303
  in  1999                       $     3,714,425     $     6,893,149    $    12,154,279     $     17,092,610   $    16,703,700
Operating expenses                     3,316,091           6,556,679         11,785,817           16,778,542        16,165,374
                                 -----------------   ----------------   -----------------   ----------------   -----------------
Income from operations                   398,334             336,470            368,462              314,068           538,326
Interest expense, net of
interest (income)                         (1,774)             42,697             40,831              202,627           184,263
                                 -----------------   ----------------   -----------------   ----------------   -----------------
Income before income taxes               400,108             293,773            327,631              111,441           354,063
Income taxes                               1,080               1,250              2,416               (8,073)           36,195
                                 -----------------   ----------------   -----------------   ----------------   -----------------
Income from discontinued
Operations, net of taxes         $       399,028     $        292,523   $       325,215     $        119,514   $       317,868
                                 =================   ================   =================   ================   =================


                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements



13. BUSINESS SEGMENT INFORMATION

Operating segments are managed separately and represent separate business units that offer different products and serve different markets. The Company's reportable segments include: (1) real estate, (2) medical financing and (3) other, which is comprised of corporate overhead and net assets of discontinued operations. The real estate segment operates in New York and Connecticut. The medical financing segment operates in New York and New Jersey.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. All inter-segment balances have been eliminated. Inter-segment balances bear interest at the rate of 10% per annum and are included in net interest expense. Business segment information follows. Certain prior year information has been reclassified to conform with the current year presentation.

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                    Notes to Consolidated Financial Statements




13. BUSINESS SEGMENT INFORMATION (CONTINUED)

                                                          REAL               MEDICAL
                                                         ESTATE             FINANCING               OTHER           TOTAL
                                                   -------------------------------------------------------------------------
FEBRUARY 29, 2000

  Total revenue from external customers               $   1,250,128       $   1,033,139      $           -        $ 2,283,267


  Income(loss) from operations                               30,887            (554,184)          (452,234)          (975,531)

  Interest expense,net                                     (151,228)            178,864                  -             27,636

  Income(loss) from continuing operations before

     provision for taxes and extraordinary items            182,115            (733,048)          (452,234)        (1,003,167)

  Assets - continuing                                     4,689,627           2,996,317              2,103          7,688,047

  Assets - discontinued                                           -                   -          1,174,892          1,174,892

  Total assets                                            4,689,627           2,996,317          1,176,995          8,862,939

  Capital expenditures                                        4,185             131,033              1,248            136,466

  Depreciation and amortization                               7,280              54,196                250             61,726


FEBRUARY 28, 1999

  Total revenue from external customers               $     415,920       $   1,041,770      $           -        $ 1,457,690

  Income(loss) from operations                               16,282             (37,667)          (414,148)          (435,533)

  Interest expense,net                                     (101,414)            146,288                  -             44,874

  Income(loss) from continuing operations before
     provision for taxes and extraordinary items            117,696            (183,955)          (414,148)          (480,407)


  Assets - continuing                                     4,915,858           3,494,477              2,836          8,413,171

  Assets - discontinued                                           -                   -          2,082,943          2,082,943

  Total assets                                            4,915,858           3,494,477          2,085,779         10,496,114

  Capital expenditures                                       17,420              91,001                  -            108,421

  Depreciation and amortization                               5,911              23,999                  -             29,910


FEBRUARY 28, 1998

  Total revenue from external customers                  $2,408,775       $     773,474      $           -        $ 3,182,249

  Income(loss) from operations                            1,576,029             (71,035)          (182,729)         1,322,265

  Interest expense,net                                      140,372              70,407                  -            210,779

  Income(loss) from continuing operations before
     provision for taxes and extraordinary items          1,435,657            (141,442)          (182,729)         1,111,486


  Assets - continuing                                     5,604,195           2,129,690              3,461          7,737,346

  Assets - discontinued                                           -                   -          2,196,492          2,196,492

  Total assets                                            5,604,195           2,129,690          2,199,953          9,933,838

  Capital expenditures                                      570,653              73,933                  -            644,586

  Depreciation and amortization                              54,885              18,424                  -             73,309



                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                    Notes to Consolidated Financial Statements


13. BUSINESS SEGMENT INFORMATION (CONTINUED)

                                                                  REAL           MEDICAL
                                                                 ESTATE         FINANCING         OTHER            TOTAL
                                                           ------------------------------------------------------------------
AUGUST 31, 2000 (UNAUDITED)
  Total revenue from external customers                         $   161,930     $   863,329       $        -    $  1,025,259
  Income(loss) from operations                                      (67,497)       (427,143)        (205,902)       (700,542)
  Interest expense,net                                              (22,282)         24,471               -            2,189
  Income(loss) from continuing operations before
     provision for taxes and extraordinary items                    (45,215)       (451,614)        (205,902)       (702,731)

  Assets - continuing                                             4,608,228       4,447,413           18,491       9,074,132
  Assets - discontinued                                                                   -                -               -
  Total assets                                                    4,608,228       4,447,413           18,491       9,074,132

  Capital expenditures                                                    -         178,210              500         178,710
  Depreciation and amortization                                       1,214          39,811            1,875          42,900

AUGUST 31, 1999 (UNAUDITED)
  Total revenue from external customers                         $   379,715     $   609,581       $        -    $    989,296
  Income(loss) from operations                                       12,059         (46,269)        (188,944)       (223,154)
  Interest expense,net                                              (78,418)        107,736                -          29,318
  Income(loss) from continuing operations before
     provision for taxes and extraordinary items                     90,477        (154,005)        (188,944)       (252,472)

  Assets - continuing                                             5,068,430       2,969,225            3,169       8,040,824
  Assets - discontinued                                                   -               -        1,356,466       1,356,466
  Total assets                                                    5,068,430       2,969,225        1,359,635       9,397,290

  Capital expenditures                                                    -          67,406                -          67,406
  Depreciation and amortization                                       3,221          25,034                -          28,255



For the year ended February 28, 1998, net sales of the real estate division included $1,932,994 of income due to changing from the financing method to the full accrual method of accounting for the sale of real estate in Granby, Connecticut.

                     MFC Development Corp. and Subsidiaries

                   Consolidated Financial Statement Schedules

                                February 29, 2000


SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

          COLUMN A                COLUMN B                  COLUMN C                  COLUMN D       COLUMN E
-----------------------------------------------------------------------------------------------------------------

                                                           ADDITIONS
                                               -----------------------------------
                                  BALANCE        CHARGED TO        CHARGED TO                          BALANCE
         DESCRIPTION                 AT          COSTS AND       OTHER ACCOUNTS                        AT END
                                  BEGINNING       EXPENSES          DESCRIBED         DEDUCTIONS       OF PERIOD
                                  OF PERIOD
-----------------------------------------------------------------------------------------------------------------
FEBRUARY 28, 1998
Allowance for credit losses       $145,218        $      -           $     -          $ 72,352        $ 72,866
                               ==================================================================================

FEBRUARY 28, 1999
Allowance for credit losses       $ 72,866        $ 13,134           $     -          $      -        $ 86,000
                               ==================================================================================

FEBRUARY 29, 2000
Allowance for credit losses       $ 86,000        $126,488           $     -          $      -        $212,488
                               ==================================================================================

                     MFC Development Corp. and Subsidiaries

                   Consolidated Financial Statement Schedules

                          Year ended February 29, 2000


SCHEDULE III--REAL ESTATE AND ACCUMULATED DEPRECIATION

        COLUMN A           COLUMN B          COLUMN C                  COLUMN D                         COLUMN E
--------------------------------------------------------------------------------------------------------------------------------

                                                                   COST CAPITALIZED           GROSS AMOUNT AT WHICH CARRIED
                                      INITIAL COST TO COMPANY  SUBSEQUENT TO ACQUISITION           AT CLOSE OF PERIOD

                                      ------------------------------------------------------------------------------------------
                                                    BUILDINGS                                           BUILDINGS
                                                       AND                                                 AND
                            ENCUM-                  IMPROVE-     IMPROVE-     CARRYING                  IMPROVE-
      DESCRIPTIONS         BRANCES        LAND        MENTS       MENTS         COST         LAND         MENTS        TOTAL
--------------------------------------------------------------------------------------------------------------------------------
Partial investment in
  condominium
  development, Hunter, NY    $ -      $       -     $ 569,179    $8,246        $78,455      $      -   $655,880     $655,880
                          ------------------------------------------------------------------------------------------------------
Total                        $ -      $       -     $ 569,179    $8,246       $ 78,455      $      -   $655,880     $655,880
                          ======================================================================================================




        COLUMN A           COLUMN F     COLUMN G    COLUMN H     COLUMN I
-----------------------------------------------------------------------------

                                                                  LIFE ON
                                                                   WHICH
                                                                DEPRECIATION
                                                                 IN LATEST
                                                                  INCOME
                           ACCUMULATED   DATE OF      DATE      STATEMENTS
      DESCRIPTIONS        DEPRECIATION CONSTRUCTION ACQUIRED    IS COMPUTED
-----------------------------------------------------------------------------
Partial investment in
  condominium
  development, Hunter, NY
                              $-            -         2/29/96       N/A
Total                     ------------
                              $-
                          ============





The following is a reconciliation of the total amount at which real estate was carried for the years ended:

                                            FEBRUARY 29,                 February 28,                 February 28,
                                                2000                         1999                         1998
                                     ---------------------------   --------------------------   --------------------------
Balance at beginning of period                    $1,497,443                   $1,399,334                   $1,383,258
Additions during period:
  Other acquisitions                 $        -                    $        -                   $       -
  Improvements, etc.                          -                         2,246                       6,000
  Capitalized carrying costs              3,278        3,278           95,863      98,109          10,076        16,076
                                     ---------------------------   --------------------------   --------------------------
                                                   1,500,721                    1,497,443                     1,399,334
Deductions during period:
  Cost of real estate sold              844,841                             -                           -
                                     -------------                 ------------                 -------------
                                                     844,841                            -                             -
                                                  --------------               --------------                -------------
Balance at close of period                         $ 655,880                   $1,497,443                    $1,399,334
                                                  ==============               ==============                =============

The Federal Income Tax Basis of the Hunter property is $945,880.

                     MFC Development Corp. and Subsidiaries

                   Consolidated Financial Statement Schedules

                          Year ended February 29, 2000

SCHEDULE IV--MORTGAGE LOANS ON REAL ESTATE

                COLUMN A         COLUMN B     COLUMN C          COLUMN D          COLUMN E
----------------------------------------------------------------------------------------------




                                                FINAL           PERIODIC
                                 INTEREST     MATURITY          PAYMENT             PRIOR
              DESCRIPTIONS         RATE         DATE              TERM              LIENS
----------------------------------------------------------------------------------------------
First Mortgages:
   Unimproved land, Goshen, NY     6%          2/28/02     Interest only to               -
                                                             maturity
   Unimproved land, Goshen, NY     6           2/28/02     None                           -
   Office building, Granby, CT     9           3/08/17     9,863 per month       $2,600,000




      COLUMN F        COLUMN G         COLUMN H
----------------------------------------------------

                                      PRINCIPAL
                                   AMOUNT OF LOANS
                                      SUBJECT TO
        FACE          CARRYING        DELINQUENT
     AMOUNT OF        AMOUNT OF      PRINCIPAL OR
     MORTGAGES        MORTGAGES        INTEREST
----------------------------------------------------
   $    500,000     $    485,639         $500,000

      1,810,000        1,746,342           -
      1,031,482        1,031,482           -
   --------------------------------------------------
   $  3,341,482     $  3,263,463         $500,000
   ==================================================


The following is a reconciliation of the total amount at which mortgage loans were carried for the years ended:

                                        FEBRUARY 29,                        FEBRUARY 28,                      FEBRUARY 28,
                                            2000                                1999                              1998
                                -------------------------------   -------------------------------   -------------------------------
Balance at beginning of period                  $  3,216,684                       $  3,225,830                        $ 2,503,236
Additions during period:
  New mortgage loans            $         -                       $           -                       $ 1,081,547
                                ---------------                   ----------------                  -----------------
                                                           -                                  -                          1,081,547
                                               ----------------                   ---------------                    --------------
                                                   3,216,684                          3,225,830                          3,584,783
Deductions during period:
  Collection of principal            24,318                              22,232                           159,717
  Change in unrealized
     loss on mortgage and
   notes receivable                 (71,097)                            (13,086)                          162,202
  Other--bad debts                        -                                   -                            37,034
                                ---------------                   ----------------                  -----------------
                                                     (46,779)                             9,146                            358,953
                                               ----------------                   ---------------                    --------------
Balance at close of period                      $  3,263,463                       $  3,216,684                        $ 3,225,830
                                               ================                   ===============                    ==============